SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 25, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION 06/30/2010 COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Legislation

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01        - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80
4 - State Registration Number - NIRE 35300016831

01.02        - HEAD OFFICE

1 - ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429-900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03         - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - ADDRESS Rua Costa Carvalho, 300			3 - SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429-900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE 3388-8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04         - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2010	12/31/2010	2	04/01/2010	06/30/2010	1	01/01/2010	03/31/2010
9 - INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS INDEPENDENT AUDITORS						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE VALDIR RENATO COSCODAI						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 031.065.768-71

Page: 1

01.05         - CAPITAL COMPOSITION

NUMBER OF SHARES

(thousand)	1 - CURRENT QUARTER 06/30/2010	2 - PRIOR QUARTER 03/31/2010	3 - SAME QUARTER IN PRIOR YEAR 06/30/2009

Paid-up Capital

1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836

Treasury Shares

4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06        - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07         - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08        - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors’ Meeting	02/11/2010	Interest on capital	06/28/2010	Registered common	0.1500000000
02	Board of Directors’ Meeting	11/12/2009	Interest on capital	06/28/2010	Registered common	0.9700000000
03	Board of Directors’ Meeting	05/14/2009	Interest on capital	06/28/2010	Registered common	0.6100000000

Page: 2

01.09        - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10         - INVESTOR RELATIONS OFFICER

1 - Date 08/06/2010	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2010	4 - 03/31/2010
1	Total assets	22,879,162	21,996,814
1.01	Current assets	3,138,500	2,621,879
1.01.01	Cash and cash equivalents	1,046,840	851,564
1.01.01.01	Cash & Cash Equivalents	1,046,839	851,562
1.01.01.02	Other cash and cash equivalents	1	2
1.01.02	Receivables	1,239,243	1,301,596
1.01.02.01	Trade accounts receivable	1,083,895	1,162,978
1.01.02.02	Sundry receivables	155,348	138,618
1.01.02.02.01	Balances & Transactions with Related Parties	155,348	138,618
1.01.03	Inventories	31,101	34,706
1.01.03.01	Storeroom supplies - operations	31,101	34,706
1.01.04	Other	821,316	434,013
1.01.04.01	Taxes Recoverable	4,773	5,219
1.01.04.02	Deferred Income Taxes & Social Contribution	263,369	250,951
1.01.04.03	Agreement with Sao Paulo City Hall	172,174	136,812
1.01.04.04	Cef - Debêntures	330,587	0
1.01.04.05	Other receivables	50,413	41,031
1.02	Noncurrent assets	19,740,662	19,374,935
1.02.01	Long-term assets	2,122,317	2,106,504
1.02.01.01	Sundry receivables	2,122,317	2,106,504
1.02.01.01.01	Trade accounts receivable	270,484	274,773
1.02.01.01.02	Balances & Transactions with Related Parties	934,208	945,423
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	47,682	47,439
1.02.01.01.05	Deferred Income Tax & Social Contribution	620,858	591,286
1.02.01.01.06	Other receivables	102,872	101,370
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	17,618,345	17,268,431
1.02.02.01	Investments	4,110	4,217
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,390	3,497
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22

Page: 4

1.02.02.02	Property, plant and equipment	15,969,828	15,682,941
1.02.02.02.01	Property, plant and equipment	11,672,056	11,704,906
1.02.02.02.02	Construction in progress	4,297,772	3,978,035
1.02.02.03	Intangible	1,644,407	1,581,273
1.02.02.04	Deferred charges	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2010	4 - 03/31/2010
2	Total liabilities and shareholders’ equity	22,879,162	21,996,814
2.01	Current liabilities	3,227,622	3,094,479
2.01.01	Loans and financing	646,294	656,451
2.01.02	Debentures	766,660	299,360
2.01.02.01	6th issue of debentures	238,461	232,415
2.01.02.02	8th issue of debentures	442,091	0
2.01.02.03	Interest on debentures	86,108	66,945
2.01.03	Trade accounts payable	175,860	168,563
2.01.04	Taxes payable	168,689	235,429
2.01.04.01	Income tax	42,464	87,205
2.01.04.02	Social contribution tax	15,671	30,529
2.01.04.03	PAES (tax debt refinancing program)	34,688	34,349
2.01.04.04	COFINS and PASEP (taxes on revenue)	39,885	48,733
2.01.04.05	INSS (Social security contribution)	23,768	22,616
2.01.04.06	Other	12,213	11,997
2.01.05	Dividends payable	0	0
2.01.06	Reserves	713,318	712,270
2.01.06.01	For Tax Contingencies	2,634	436
2.01.06.02	For Civil Contingencies	21,499	18,164
2.01.06.03	For Contingencies with Suppliers	195,169	191,704
2.01.06.04	For Contingencies with Customers	457,984	465,876
2.01.06.05	For Environmental Contingencies	21,813	18,210
2.01.06.06	For Labor Contingencies	14,219	17,880
2.01.07	Intercompany payables	0	0
2.01.08	Other	756,801	1,022,406
2.01.08.01	Payroll and related charges	241,482	234,958
2.01.08.02	Accounts Payable	213,639	193,270
2.01.08.03	Interest on capital payable	56	365,423
2.01.08.04	Deferred taxes	27,134	28,941
2.01.08.05	Refundable amounts	59,837	57,295
2.01.08.06	Program contract commitments	68,207	44,507
2.01.08.07	Other payables	146,446	98,012
2.02	Noncurrent liabilities	8,499,660	8,084,086
2.02.01	Long-term liabilities	8,499,660	8,084,086
2.02.01.01	Loans and financing	3,808,766	4,677,301
2.02.01.02	Debentures	2,210,690	932,760
2.02.01.02.01	8th issue of debentures	0	429,932
2.02.01.02.02	9th issue of debentures	228,335	226,552
2.02.01.02.03	10th issue of debentures	277,435	276,276
2.02.01.02.04	11th issue of debentures	1,204,925	0

Page: 6

2.02.01.02.05	12th issue of debentures	499,975	0
2.02.01.03	Reserves	852,695	871,452
2.02.01.03.01	For Tax Contingencies	63,733	27,168
2.02.01.03.02	For Civil Contingencies	154,013	140,616
2.02.01.03.03	For Contingencies with Suppliers	168,279	161,691
2.02.01.03.04	For Contingencies with Customers	346,751	420,205
2.02.01.03.05	For Environmental Contingencies	24,121	34,056
2.02.01.03.06	For Labor Contingencies	95,798	87,716
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,627,509	1,602,573
2.02.01.06.01	Deferred taxes	162,600	157,655
2.02.01.06.02	PAES (tax debt refinancing program)	69,375	77,287
2.02.01.06.03	Social security charges	504,114	492,061
2.02.01.06.04	Indemnities	30,847	41,761
2.02.01.06.05	Program contract commitments	102,399	99,501
2.02.01.06.06	Provision for Actuarial Liability Law 4819/58	507,772	520,055
2.02.01.06.07	Private Public Partnership	144,192	104,751
2.02.01.06.08	Other payables	106,210	109,502
2.03	Deferred income	0	0
2.05	Shareholders' equity	11,151,880	10,818,249
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,088,454	2,106,063
2.05.03.01	Own assets	2,088,454	2,106,063
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	2,054,594	2,054,594
2.05.04.01	Legal	378,526	378,526
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,676,068	1,676,068
2.05.04.07.01	Reserve for investments	1,676,068	1,676,068
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Accumulated Conversion Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	680,889	329,649
2.05.07	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 -04/01/2009 to 06/30/2009	6 -01/01/2009 to 06/30/2009
3.01	Gross revenue from sales and/or services	1,904,453	3,790,061	1,743,652	3,523,019
3.02	Gross revenue deductions	(134,665)	(268,270)	(120,029)	(246,030)
3.03	Net revenue from sales and/or services	1,769,788	3,521,791	1,623,623	3,276,989
3.04	Cost of sales and/or services	(781,247)	(1,503,752)	(830,083)	(1,665,272)
3.05	Gross profit	988,541	2,018,039	793,540	1,611,717
3.06	Operating (expenses) income	(497,047)	(1,055,288)	(150,760)	(569,162)
3.06.01	Selling	(255,450)	(413,925)	(187,307)	(395,823)
3.06.02	General and administrative	(106,815)	(259,261)	(100,884)	(248,606)
3.06.03	Financial	(138,601)	(376,400)	135,165	67,562
3.06.03.01	Financial income	95,980	159,311	56,432	112,834
3.06.03.01.01	Financial income	95,926	159,182	56,487	120,336
3.06.03.01.02	Exchange gains	54	129	(55)	(7,502)
3.06.03.02	Financial expenses	(234,581)	(535,711)	78,733	(45,272)
3.06.03.02.01	Financial expenses	(220,310)	(497,135)	(159,091)	(315,966)
3.06.03.02.02	Exchange losses	(14,271)	(38,576)	237,824	270,694
3.06.04	Other operating income	15,603	22,159	10,541	18,064
3.06.04.01	Other operating income	17,193	24,418	11,615	19,905
3.06.04.02	COFINS and PASEP (taxes on revenue)	(1,590)	(2,259)	(1,074)	(1,841)
3.06.05	Other operating expenses	(11,677)	(27,637)	(8,196)	(10,249)
3.06.05.01	Loss on write-off of property, plant and equipment items	(10,871)	(12,195)	(4,268)	(6,048)
3.06.05.02	Provision for Losses in Tax Incentives	0	0	(300)	(300)
3.06.05.03	Tax Incentives	(754)	(904)	(3,072)	(3,072)
3.06.05.04	Provision for Actuarial Liability Law 4819/58	0	(14,237)	0	0
3.06.05.05	Provision for Loss – Law 4819/58	0	0	0	0
3.06.05.06	Other	(52)	(301)	(556)	(829)
3.06.06	Equity in subsidiaries	(107)	(224)	(79)	(110)
3.07	Income from operations	491,494	962,751	642,780	1,042,555

Page: 8

3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	491,494	962,751	642,780	1,042,555
3.10	Provision for income and social contribution taxes	(198,095)	(435,026)	(200,881)	(337,235)
3.10.01	Provision for income tax	(145,303)	(320,002)	(146,993)	(276,492)
3.10.02	Provision for social contribution tax	(52,792)	(115,024)	(53,888)	(100,743)
3.11	Deferred income tax	40,232	96,518	22,766	55,559
3.11.01	Deferred income tax	29,582	70,969	16,740	40,852
3.11.02	Deferred social contribution tax	10,650	25,549	6,026	14,707
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	333,631	624,243	464,665	720,879
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.46435	2.73988	2.03947	3.16403
	LOSS PER SHARE (Reais)

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 -01/04/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
4.01	Net Cash from Operating Activities	155,445	739,669	435,897	1,068,444
4.01.01	Cash Generated from Operations	1,010,421	2,039,783	930,452	1,878,907
4.01.01.01	Net Income before Income Tax and Social Contribution	491,494	962,751	642,780	1,042,555
4.01.01.02	Provision for Contingencies	36,721	213,132	106,720	154,788
4.01.01.03	Reversal of Provision for Losses	310	93	780	1,068
4.01.01.04	Social Security Obligations	16,040	32,181	19,150	38,187
4.01.01.05	Write-off of Fixed Assets	10,871	12,195	4,268	6,048
4.01.01.06	Depreciation and Amortization	150,960	294,808	161,483	323,175
4.01.01.07	Intersts on Loans and Financings Payable	137,071	253,604	111,051	234,322
4.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	37,007	87,253	(237,005)	(269,653)
4.01.01.09	Expenses with Interests and Monetary Variations	1,070	2,225	1,467	3,022
4.01.01.10	Income with Interests and Monetary Variations	(33,677)	(43,916)	(1,030)	(9,509)
4.01.01.11	Allowance for Doubtful Accounts	117,744	169,280	75,749	163,149
4.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	9,153	9,153	(17,378)	129,186
4.01.01.13	Equity Result	107	224	79	110
4.01.01.14	Provision for Actuarial Liability Law 4819/58	0	14,237	0	0
4.01.01.15	Other Provisions/Reversals	75	(987)	107	228
4.01.01.16	Provision for PMSP Agreement	35,475	33,550	62,231	62,231
4.01.02	Variation to Assets and Liabilities	(412,825)	(559,587)	(144,631)	(205,902)
4.01.02.01	Accounts Receivable	(12,831)	(51,051)	6,685	(34,445)
4.01.02.02	Balances and Transactions with Related Parties	(2,572)	8,818	(5,382)	69,718
4.01.02.03	Inventories	3,295	8,683	2,303	7,465
4.01.02.04	Taxes Recoverable	446	(1,755)	3,356	1,469
4.01.02.05	Other Accounts Receivable	(376,342)	(413,304)	(25,194)	(18,075)
4.01.02.06	Judicial Deposits	(665)	(1,178)	(20,472)	(14,119)
4.01.02.07	Indemnifications Receivable	0	0	0	2,581
4.01.02.08	Contractors and Suppliers	1,220	(9,851)	(3,709)	(21,469)

Page: 10

4.01.02.09	Salaries, Provisions and Social Security Obligations	(2,629)	(6,780)	494	14,940
4.01.02.10	Provision for Actuarial Liability Law 4819/58	(12,283)	(24,492)	(12,605)	(31,996)
4.01.02.11	Taxes and Contributions Payable	(22,197)	(51,229)	(28,526)	(63,250)
4.01.02.12	Accounts Payable	20,369	19,730	19,721	4,630
4.01.02.13	Other Obligations	40,662	76,165	53,957	54,345
4.01.02.14	Contingencies	(45,311)	(105,173)	(131,122)	(169,204)
4.01.02.15	Pension Plan - Sabesprev Transfer	(3,987)	(8,170)	(4,137)	(8,492)
4.01.03	Others	(442,151)	(740,527)	(349,924)	(604,561)
4.01.03.01	Interests paid	(191,913)	(284,613)	(174,793)	(280,451)
4.01.03.02	Income Tax and Contributions Paid	(250,238)	(455,914)	(175,131)	(324,110)
4.02	Net Cash from Investment Activities	(426,707)	(834,667)	(444,477)	(760,889)
4.02.01	Acquisition of Items of Fixed Assets	(404,294)	(807,511)	(432,878)	(745,057)
4.02.02	Increase in Intangibles	(22,413)	(27,156)	(13,869)	(18,102)
4.02.03	Proceeds received for the Sale of Fixed Assets	0	0	2,270	2,270
4.03	Net Cash from Financing Activities	466,538	372,405	(103,753)	(244,038)
4.03.01	Funding	1,872,185	2,025,282	666,544	844,737
4.03.02	Loan Amortizations	(1,040,280)	(1,2873,491)	(484,966)	(803,444)
4.03.03	Payment of Interests on Shareholders´ Equity	(365,367)	(365,386)	(285,331)	(285,331)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	195,276	277,407	(112,333)	63,517
4.05.01	Beginning Balance of Cash & Cash Equivalents	851,564	769,433	797,909	622,059
4.05.02	Ending Balance of Cash & Cash Equivalents	1,046,840	1,046,840	685,576	685,576

Page: 11

05.01 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2010 to 06/30/2010  (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249
5.04	Profit/Loss for the Period	0	0	0	0	333,631	0	333,631
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(17,609)	0	17,609	0	0
5.13	Ending Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880

Page: 12

05.02 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 06/30/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	624,243	0	624,243
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(56,646)	0	56,646	0	0
5.13	Ending Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880

Page: 13

08.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2010	4 - 03/31/2010
1	Total assets	22,879,326	21,997,035
1.01	Current assets	3,139,112	2,622,932
1.01.01	Cash and cash equivalents	1,047,359	852,523
1.01.01.01	Cash & Cash Equivalents	1,047,358	852,521
1.01.01.02	Other cash and cash equivalents	1	2
1.01.02	Receivables	1,239,243	1,301,596
1.01.02.01	Trade accounts receivable	1,083,895	1,162,978
1.01.02.02	Sundry receivables	155,348	138,618
1.01.02.02.01	Balances & Transactions with Related Parties	155,348	138,618
1.01.03	Inventories	31,101	34,706
1.01.03.01	Storeroom supplies - operations	31,101	34,706
1.01.04	Other	821,409	434,107
1.01.04.01	Taxes Recoverable	4,773	5,219
1.01.04.02	Deferred Income Taxes & Social Contribution	263,369	250,951
1.01.04.03	Agreement with Sao Paulo City Hall	172,174	136,812
1.01.04.04	Cef - Debêntures	330,587	0
1.01.04.05	Other receivables	50,506	41,125
1.02	Noncurrent assets	19,740,214	19,374,103
1.02.01	Long-term assets	2,122,317	2,106,504
1.02.01.01	Sundry receivables	2,122,317	2,106,504
1.02.01.01.01	Trade accounts receivable	270,484	274,773
1.02.01.01.02	Balances & Transactions with Related Parties	934,208	945,423
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	47,682	47,439
1.02.01.01.05	Deferred Income Tax & Social Contribution	620,858	591,286
1.02.01.01.06	Other receivables	102,872	101,370
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	17,617,897	17,267,599
1.02.02.01	Investments	720	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,972,770	15,685,606
1.02.02.02.01	Property, plant and equipment	11,674,984	11,707,557

Page: 14

1.02.02.02.02	Construction in progress	4,297,786	3,978,049
1.02.02.03	Intangible	1,644,407	1,581,273
1.02.02.04	Deferred charges	0	0

Page: 15

08.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	4 - 06/30/2010	3 - 03/31/2010
2	Total liabilities and shareholders’ equity	22,879,326	21,997,035
2.01	Current liabilities	3,227,786	3,094,700
2.01.01	Loans and financing	646,294	656,451
2.01.02	Debentures	766,660	299,360
2.01.02.01	6th issue of debentures	238,461	232,415
2.01.02.02	8th issue of debentures	442,091	0
2.01.02.03	Interest on debentures	86,108	66,945
2.01.03	Trade accounts payable	175,933	168,704
2.01.04	Taxes payable	168,692	235,433
2.01.04.01	Income tax	42,464	87,205
2.01.04.02	Social contribution tax	15,671	30,529
2.01.04.03	PAES (tax debt refinancing program)	34,688	34,349
2.01.04.04	COFINS and PASEP (taxes on revenue)	39,885	48,733
2.01.04.05	INSS (Social security contribution)	23,768	22,616
2.01.04.06	Other	12,216	12,001
2.01.05	Dividends payable	0	0
2.01.06	Reserves	713,318	712,270
2.01.06.01	For Tax Contingencies	2,634	436
2.01.06.02	For Civil Contingencies	21,499	18,164
2.01.06.03	For Contingencies with Suppliers	195,169	191,704
2.01.06.04	For Contingencies with Customers	457,984	465,876
2.01.06.05	For Environmental Contingencies	21,813	18,210
2.01.06.06	For Labor Contingencies	14,219	17,880
2.01.07	Intercompany payables	0	0
2.01.08	Other	756,889	1,022,482
2.01.08.01	Payroll and related charges	241,570	235,034
2.01.08.02	Accounts Payable	213,639	193,270
2.01.08.03	Interest on capital payable	56	365,423
2.01.08.04	Deferred taxes	27,134	28,941
2.01.08.05	Refundable amounts	59,837	57,295
2.01.08.06	Program contract commitments	68,207	44,507
2.01.08.07	Other payables	146,446	98,012
2.02	Noncurrent liabilities	8,499,660	8,084,086
2.02.01	Long-term liabilities	8,499,660	8,084,086
2.02.01.01	Loans and financing	3,808,766	4,677,301
2.02.01.02	Debentures	2,210,690	932,760
2.02.01.02.01	8th issue of debentures	0	429,932
2.02.01.02.02	9th issue of debentures	228,355	226,552
2.02.01.02.03	10th issue of debentures	277,435	276,276
2.02.01.02.04	11th issue of debentures	1,204,925	0
2.02.01.02.05	12th issue of debentures	499,975	0

Page: 16

1 - Code	2 - Description	4 - 06/30/2010	3 - 03/31/2010
2.02.01.03	Reserves	852,695	871,452
2.02.01.03.01	For Tax Contingencies	63,733	27,168
2.02.01.03.02	For Civil Contingencies	154,013	140,616
2.02.01.03.03	For Contingencies with Suppliers	168,279	161,691
2.02.01.03.04	For Contingencies with Customers	346,751	420,205
2.02.01.03.05	For Environmental Contingencies	24,121	34,056
2.02.01.03.06	For Labor Contingencies	95,798	87,716
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,627,509	1,602,573
2.02.01.06.01	Deferred taxes	162,600	157,655
2.02.01.06.02	PAES (tax debt refinancing program)	69,375	77,287
2.02.01.06.03	Social security charges	504,114	492,061
2.02.01.06.04	Indemnities	30,847	41,761
2.02.01.06.05	Program contract commitments	102,399	99,501
2.02.01.06.06	Provision for Actuarial Liability Law 4819/58	507,772	520,055
2.02.01.06.07	Private Public Partnership	144,192	104,751
2.02.01.06.08	Other payables	106,210	109,502
2.03	Deferred income	0	0
2.04	Interest of non-controlling shareholders	0	0
2.05	Shareholders' equity	11,151,880	10,818,249
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,088,454	2,106,063
2.05.03.01	Own assets	2,088,454	2,106,063
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	2,054,594	2,054,594
2.05.04.01	Legal	378,526	378,526
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,676,068	1,676,068
2.05.04.07.01	Reserve for investments	1,676,068	1,676,068
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Accumulated Conversion Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	680,889	329,649
2.05.07	Advance for future capital increase	0	0

Page: 17

09.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 -04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Gross revenue from sales and/or services	1,904,453	3,790,061	1,743,652	3,523,019
3.02	Gross revenue deductions	(134,665)	(268,270)	(120,029)	(246,030)
3.03	Net revenue from sales and/or services	1,769,788	3,521,791	1,623,623	3,276,989
3.04	Cost of sales and/or services	(781,247)	(1,503,752)	(830,083)	(1,665,272)
3.05	Gross profit	988,541	2,018,039	793,540	1,611,717
3.06	Operating (expenses) income	(497,047)	(1,055,288)	(150,760)	(569,162)
3.06.01	Selling	(255,450)	(413,925)	(187,307)	(395,823)
3.06.02	General and administrative	(106,936)	(259,523)	(101,048)	(248,908)
3.06.03	Financial	(138,587)	(376,362)	135,250	67,754
3.06.03.01	Financial income	95,994	159,349	56,517	113,026
3.06.03.01.01	Financial income	95,940	159,220	56,572	120,528
3.06.03.01.02	Exchange gains	54	129	(55)	(7,502)
3.06.03.02	Financial expenses	(234,581)	(535,711)	78,733	(45,272)
3.06.03.02.01	Financial expenses	(220,310)	(497,135)	(159,091)	(315,966)
3.06.03.02.02	Exchange losses	(14,271)	(38,576)	237,824	270,694
3.06.04	Other operating income	15,603	22,159	10,541	18,064
3.06.04.01	Other operating income	17,193	24,418	11,615	19,905
3.06.04.02	COFINS and PASEP (taxes on revenue)	(1,590)	(2,259)	(1,074)	(1,841)
3.06.05	Other operating expenses	(11,677)	(27,637)	(8,196)	(10,249)
3.06.05.01	Loss on write-off of property, plant and equipment items	(10,871)	(12,195)	(4,268)	(6,048)
3.06.05.02	Provision for Losses in Tax Incentives	0	0	(300)	(300)
3.06.05.03	Tax Incentives	(754)	(904)	(3,072)	(3,072)
3.06.05.04	Provision for Actuarial Liability Law 4819/58	0	(14.237)	0	0
3.06.05.05	Provision for Loss – Law 4819/58	0	0	0	0
3.06.05.02	Other	(52)	(301)	(556)	(829)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	491,494	962,751	642,780	1,042,555

Page: 18

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 -04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	491,494	962,751	642,780	1,042,555
3.10	Provision for income and social contribution taxes	(198,095)	(435,026)	(200,881)	(377,235)
3.10.01	Provision for income tax	(145,303)	(320,002)	(146,993)	(276,492)
3.10.02	Provision for social contribution tax	(52,792)	(115,024)	(53,888)	(100,743)
3.11	Deferred income tax	40,232	96,518	22,766	55,559
3.11.01	Deferred income tax	29,582	70,969	16,740	40,852
3.11.02	Deferred social contribution tax	10,650	25,549	6,026	14,707
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Non-controlling Shareholders Interest	0	0	0	0
3.15	Net income (loss)	333,631	624,243	464,665	720,879
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.46435	2.73988	2.03947	3.16403
	LOSS PER SHARE (Reais)

Page: 19

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 -04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
4.01	Net Cash from Operating Activities	155,283	739,401	435,977	1,068,488
4.01.01	Cash Generated from Operations	1,010,315	2,039,560	930,373	1,878,798
4.01.01.01	Net Income before Income Tax and Social Contribution	491,494	962,751	642,780	1,042,555
4.01.01.02	Provision for Contingencies	36,721	213,132	106,720	154,788
4.01.01.03	Reversal of Provision for Losses	310	93	780	1,068
4.01.01.04	Social Security Obligations	16,040	32,181	19,150	38,187
4.01.01.05	Write-off of Fixed Assets	10,871	12,195	4,268	6,048
4.01.01.06	Depreciation and Amortization	150,961	294,809	161,483	323,176
4.01.01.07	Intersts on Loans and Financings Payable	137,071	253,604	111,051	234,322
4.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	37,007	87,253	(237,005)	(269,653)
4.01.01.09	Expenses with Interests and Monetary Variations	1,070	2,225	1,467	3,022
4.01.01.10	Income with Interests and Monetary Variations	(33,677)	(43,916)	(1,030)	(9,509)
4.01.01.11	Allowance for Doubtful Accounts	117,744	169,280	75,749	163,149
4.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	9,153	9,153	(17,378)	129,186
4.01.01.13	Provision for Actuarial Liability Law 4819/58	0	14,237	0	0
4.01.01.15	Other Provisions/Reversals	75	(987)	107	228
4.01.01.16	Provision for PMSP Agreement	35,475	33,550	62,231	62,231
4.01.02	Variation to Assets and Liabilities	(412,881)	(559,632)	(144,472)	(205,749)
4.01.02.01	Accounts Receivable	(12,831)	(51,051)	6,685	(34,446)
4.01.02.02	Balances and Transactions with Related Parties	(2,572)	8,818	(5,382)	69,718
4.01.02.03	Inventories	3,295	8,683	2,303	7,465
4.01.02.04	Taxes Recoverable	446	(1,755)	3,356	1,469
4.01.02.05	Other Accounts Receivable	(376,341)	(413,306)	(25,199)	(18,084)
4.01.02.06	Judicial Deposits	(665)	(1,178)	(20,472)	(14,119)
4.01.02.07	Indemnifications Receivable	0	0	0	2,581
4.01.02.08	Contractors and Suppliers	1,152	(9,937)	(3,561)	(21,324)
4.01.02.09	Salaries, Provisions and Social Security Obligations	(2,617)	(6,735)	507	14,959
4.01.02.10	Provision for Actuarial Liability Law 4819/58	(12,283)	(24,492)	(12,605)	(31,966)

Page: 20

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 -04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
4.01.02.11	Taxes and Contributions Payable	(22,198)	(51,231)	(28,523)	(63,251)
4.01.02.12	Accounts Payable	20,369	19.730	19,721	4,630
4.01.02.13	Other Obligations	40,662	76,165	53,957	54,345
4.01.02.14	Contingencies	(45,311)	(105,173)	(131,122)	(169,204)
4.01.02.15	Pension Plan - Sabesprev Transfer	(3,987)	(8,170)	(4,137)	(8,492)
4.01.03	Others	(442,151)	(740,527)	(349,924)	(604,561)
4.01.03.01	Interests paid	(191,913)	(284,613)	(174,793)	(280,451)
4.01.03.02	Income Tax and Contributions Paid	(250,238)	(455,914)	(175,131)	(324,110)
4.02	Net Cash from Investment Activities	(426,985)	(835,455)	(444,834)	(761,278)
4.02.01	Acquisition of Items of Fixed Assets	(404,572)	(808,299)	(433,235)	(745,446)
4.02.02	Increase in Intangibles	(22,413)	(27,156)	(13,869)	(18,102)
4.02.03	Proceeds from Sale of Fixed Assets	0	0	2,270	2,270
4.03	Net Cash from Financing Activities	466,538	372,405	(103,753)	(244,038)
4.03.01	Funding	1,872,185	2,025,282	666,544	844,737
4.03.02	Loan Amortizations	(1,040,280)	(1,287,491)	(484,966)	(803,444)
4.03.03	Payment of Interests on Shareholders´ Equity	(365,367)	(365,386)	(285,331)	(285,331)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	194,836	276,351	(112,610)	63,172
4.05.01	Beginning Balance of Cash & Cash Equivalents	852,523	771,008	801,514	625,732
4.05.02	Ending Balance of Cash & Cash Equivalents	1,047,359	1,047,359	688,904	688,904

Page: 21

11.01 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2010 to 06/30/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249
5.04	Profit/Loss for the Period	0	0	0	0	333,631	0	333,631
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(17,609)	0	17,609	0	0
5.13	Ending Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880

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11.02 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 06/30/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	624,243	0	624,243
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(56,646)	0	56,646	0	0
5.13	Ending Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880

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(Convenience Translation into English from the Original Previously Issued in Portuguese)

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law 06/30/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1.            OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (the “Sabesp” or “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, as well as suppling treated water on a bulk basis and providing sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The new Sabesp vision sets forth as its objective to be recognized as the company that has universalized the Sanitation services in its area of operation, with focus on the customer, in a sustainable and competitive way, with excellence in environmental solutions.

The Company provides water and sewage services in 365 municipalities in the State of São Paulo. It should be highlighted noted that the operations of the municipalities of Itapira, Araçoiaba da Serra, Iperó and Cajobi have ceased temporarily due to judicial orders still in progress. On June 30, 2010, the assets referring to these four municipalities were R$16,470. Nearly all of these assets are result of concessions granted by the municipalities which most of them have a 30-year term. Up to June 30, 2010, 78 concessions were expired and all of them are being negotiated with the municipalities. Between 2010 and 2030, 65 concessions will expire. The remaining concessions are for undetermined period. Up to June 30, 2010 198 program contracts were signed.

Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On June 30, 2010 the net book value of the property, plant and equipment used in the 78 municipalities where the concessions are under negotiation totals R$2,086 million and the net revenues for the period ended on June 30, 2010 totals R$463 million.

In the municipality of Santos, in the Santista lowland region, which has a significant population, the Company operates supported by a public authorization deed. A similar situation occurs in other municipalities in that region as well as the Ribeira valley region. The Company started to operate after the merger of the companies that formed it.

The important changes in regulation of the sanitation sector occurred in 2007 and generated new challenges and opportunities for Sabesp. The regulatory milestone has consolidated the integration between the investments of the service provider and the priorities set forth by the holder of the services, it made the provision of accounts more effective and transparent and increased the security for investments.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

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All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which does not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

2.            PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The financial statements have been approved by the Board of Directors on August 5, 2010.

(i)            Presentation of the Quarterly Information

The Quarterly Information has been prepared and presented consistently with the accounting standards adopted for the preparation of the financial statements of the fiscal year ended on December 31, 2009, as allowed by CVM Resolution 603/99.

On June 30, 2010, Management prepared an estimate of the possible effects on shareholders’ equity and on the company’s result for the year, in view of the main accounting statements, interpretations and directions that might impact the Company’s financial statements. These are:

CPC 20 – Borrowing Costs, approved by CVM Resolution 577

CPC 21 – Interim financial reporting, approved by CVM Resolution 581

CPC 22 - Segment Information, approved by CVM Resolution 582

CPC 27 – Property, plant end equipment, approved by CVM Resolution 619

CPC 33 – Employees’ Benefits, approved by CVM Resolution 600

CPC 37 – First time adoption of International Financial Reporting Standards, approved by CVM Resolution 609

CPC 38 – Financial Instruments: recognition and measurement, approved by CVM Resolution 604

CPC 39 – Financial Instruments: presentation, approved by CVM Resolution 604

CPC 40 – Financial Instruments: evidence, approved by CVM Resolution 604

- Interpretations:

ICPC 01 – Service Concession Arrangements, approved by CVM Resolution 611

ICPC 08 – Accounting for proposed dividends, approved by CVM Resolution 601

ICPC 11 – Transfer of Assets from Customers, approved by CVM Resolution 620

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Estimate of possible impacts in the application of the CPC’s:

	June 30, 2010
	Shareholders’ Equity	Result
Beginning Balances before the application of CPC's	11,151,880	624,243
Write-off of GESP receivables related to Law 4819/58	(696,283)	-
Supplement of Actuarial Obligation	(851,015)	(17,392)
Other Adjustments	164,321	37,086
Deferred Income Taxes	(683,385)	(7,358)

Ending Balance after the application of CPC’s	9,085,518	636,579

Management refined the figures above and concluded a result of the studies regarding disclosures and other related matters. Management will restate the Quarterly Information – ITR in accordance with CVM Resolution 603/09. At present this point, Management do not consider practicable the presentation of this Quarterly Information – ITR in accordance with new CPC´s.

(ii)           Consolidated Financial Statements

The consolidated financial statements include the financial statements of Sabesp and its subsidiary Sesamm, which has been included in proportion to the Company’s equity interest. The Company maintains the joint shareholder control of the subsidiary, as detailed in Note 7. Fiscal year ends and accounting practices are aligned with the contracting company.

Although Sabesp’s equity interest in Sesamm capital stock is not majority interest, the shareholders’ agreement provides for the vetoing power on certain management matters together with OHL Meio Ambiente, Inima S.A.U. – Unipersonal (“Inima”) indicating shared control on Sesamm.  In light of this, the Financial Statements have been presented on a consolidated basis.

The consolidation process of the balance sheet and income statement accounts adds up the balances of the assets, liabilities, revenues and expenses according to their nature, complemented by the elimination of the equity interest of the holding company in the capital stock and retained earnings of the subsidiary.

3.         CASH & CASH EQUIVALENTS

	HOLDING		CONSOLIDATED
	Jun/10	Mar/10	Jun/10	Mar/10
Cash and Bank	70,405	64,691	70,455	64,757
Cash Equivalents	976,435	786,873	976,904	787,766
	1,046,840	851,564	1,047,359	852,523

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4.            ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a)           Balances

	HOLDING AND CONSOLIDATED
	Jun/10	Mar/10
Private sector
General and special customers (i) (ii)	774,393	803,589
Agreements (iii)	261,673	265,585
	1,036,066	1,069,174
Government entities
Municipal	564,260	552,913
Federal	3,097	3,764
Agreements (iii)	151,914	150,456
	719,271	707,133
Bulk sales - Municipal Administration Offices (iv)
- Guarulhos	439,867	418,920
- Mauá	203,419	196,722
- Mogi das Cruzes	14,204	13,958
- Santo André	457,497	442,655
- São Caetano do Sul	3,623	3,477
- Diadema	140,765	136,944
Wholesale total - Municipal City Halls	1,259,375	1,212,676

Unbilled supply	338,976	347,196
Subtotal	3,353,688	3,336,179
Allowance for doubtful accounts	(1,999,309)	(1,898,428)
Total	1,354,379	1,437,751

Current	1,083,895	1,162,978
Non-current (v)	270,484	274,773

(i)            General customers - residential and small and medium-sized companies.

(ii)           Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)          Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)         Whosale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

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	HOLDING AND CONSOLIDATED
	2nd Qtr./10	1st Qtr./10
Balance at beginning of period	1,212,676	1,182,744
Billing for services provided	87,802	86,800
Collections - current year’s services	(41,103)	(47,905)
Collections - previous year’s services	-	(8,963)
Balance at the end of the period	1,259,375	1,212,676
Current	72,946	60,709
Non-current	1,186,429	1,151,967

(v)           The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)           The aging of trade accounts receivable is as follows:

	HOLDING AND CONSOLIDATED
	Jun/10	Mar/10
Current	958,807	1,010,570
Past-due:
Up to 30 days	147,720	149,323
From 31 to 60 days	72,162	68,813
From 61 to 90 days	44,708	51,581
From 91 to 120 days	39,717	39,442
From 121 to 180 days	82,629	72,993
From 181 to 360 days	119,711	102,873
Over 360 days	1,888,234	1,840,584
Total	3,353,688	3,336,179

(c)           Allowance for doubtful accounts

(i)            The activity of the provision can be presented as follows:

	HOLDING AND CONSOLIDATED	HOLDING
	2nd Qtr /10	2nd Qtr /09
Beginning balance	1,898,428	1,710,833

Private sector / government entities	61,080	22,891
Bulk sales	39,801	35,634

Additions for the period	100,881	58,525
Ending balance	1,999,309	1,769,358

Current	930,280	833,255
Non-current	1,069,029	936,103

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(ii)           In the Result

Probable bad debt of R$ 117,744 (2009 – R$ 75,749) for the second quarter of 2010 has been recorded against income for the period, under “Selling Expenses”.

	HOLDING AND CONSOLIDATED
	2nd Qtr /10	1st Qtr /10	2nd Qtr /09	1st Qtr /09
Provisions (over 5,000 Brazilian reais)	(153,523)	(207,969)	(113,224)	(218,324)
Recoveries (over 5,000 Brazilian reais)	52,642	62,891	54,699	82,255
Write-offs (lower or equal to 5,000 Brazilian reais)	(40,796)	(76,949)	(42,110)	(80,447)
Recoveries (lower or equal to 5,000 Brazilian reais)	23,933	52,747	24,886	53,367
Expenses	(117,744)	(169,280)	(75,749)	(163,149)

5.            BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is party to transactions with its controlling shareholder, São Paulo State Government (“Gesp”), and companies related to it.

(a)           Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED
	Jun/10	Mar/09
Intercompany receivables
Current assets:
Water and sewage services (i)	112,469	95,430
Gesp Agreement (iii), (iv) and (v)	24,437	25,378
Provision for Losses (v)	(12,389)	(12,389)
Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	25,494	25,494
Reimbursement of additional retirement and pension benefits paid - Monthly flow (ii) and (vi)	5,337	4,705
Total current assets	155,348	138,618
Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	63,720	68,562
Reimbursement of additional retirement and pension benefits paid - Controversial (ii) and (vi)	496,084	483,800
Provision for Losses - Controversial (vii)	(496,084)	(483,800)

Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	174,205	180,578
Reimbursement of additional retirement and pension benefits - Reservoir (ii) and (vi)	696,283	696,283
Total Non-current	934,208	945,423
Total receivable from shareholder	1,089,556	1,084,041

Provision of water and sewage services	188,237	176,981
Reimbursement of additional retirement and pension benefits	901,319	907,060
	1,089,556	1,084,041

Interest on capital payable	-	198,099

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Gross revenue from sales and services
	2nd Qtr/10	2nd Qtr/09
Water sales	52,062	49,794
Sewage services	44,934	42,465
Receipts	(88,444)	(45,509)

Financial Income	28,517	47,308

(i)            Water and sewage services

The Company provides water supply and sewage collection services to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, with the exception as to the form of settlement of the trade receivables, that may be settled under the conditions mentioned in items (iii), (iv) and (v).

(ii)           Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law nr. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

(iii)          Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, by means of the Secretary of Treasury signed the second amendment to the terms of the original Gesp agreement, (1) agreeing with the payment of the remaining balance of the First Amendment, (R$133,709 as at November 30, 2007) to be paid in 60 equal, monthly and consecutive installments, the first one maturing on January 02, 2008. The value of the installments is monetarily adjusted according to the variation of the IPCA-IBGE, added by simple interests of 0.5% per month. Within the balance of this agreement, which installments have been paid monthly up to this point, there is an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State regarding this amount, and is not admitting the review of these previously agreed upon values, without the substantiated unequivocal demonstration, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. (2) with regards to the overdue and unpaid accounts in the period from March, 2004 to October, 2007, resulting from the provision of water and collection of sewage services in the total of R$256,608, R$236,126 have been received with R$8,093 were transferred to Other Debtors and R$12,389, object of discrepancies about the validation were submitted to ARSESP and are under analysis. At present, differences as to the debtor have been identified, although not regarding the amount of the debt. In case of reclassification of the person responsible for paying the bill, Sabesp transferred the collection to the corresponding Entity. (3) the interests on shareholders’ equity due by Sabesp to the State, referring to the period from March, 2004 to December,

Page: 30

2006, in the amount of R$400,823, restated from June, 2007 to November, 2007 by the Selic rate, were paid in the period from January to March, 2008, (4) the State and Sabesp agreed upon the prompt resumption of the fulfillment of their reciprocal obligations, under the new premises: (a) implementation of the electronic accounts management system to facilitate and speed up the follow-up of the payment processes and the procures of budgeting management; (b) structuring of the Programa of Uso Racional de Agua - PURA, to rationalize the consumption of water and the amount of the water and sewage bills of the responsibility of the State; (c) the establishment, by the State, of criteria in the budgeting of a way to avoid the displacement of amounts in the specific line of water and sewage bills as of 2008; (d) possibility of registration of state entities and bodies in a default system or master file; (e) possibility of interruption of the supply of water to the state entities in case of default in the payment of water and sewage bills.

Out of the invoicing of the months of November, 2007 to March, 2010, approximately 95% of the accounts have already been paid by the State Government.

(iv)          Third Amendment to Gesp Agreement

Gesp, Sabesp and DAEE, on November 17, 2008, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first installment became due on November 25, 2008.

Sabesp and the State are working together on obtaining a legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp, thus overcoming the juridical uncertainty caused by the Public Civil Action, mentioned in item (iii). After publication of the legislative authorization, the transfer of the Reservoirs to Sabesp will occur.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While Sabesp is responsible for the monthly payments, by judicial decision, the State reimburses the Company based on criteria identical to those applied to the Uncontroversial Amount. In the absence of an impeditive judicial decision, the State will directly assume the flow of the portion of monthly payments of the part considered uncontroversial.

(v)           As mentioned before, on November 17, 2008 the Company and the State executed the 3rd Amendment to GESP Agreement, in such occasion that the amounts called controversial and uncontroversial have been quantified. In such Amendment, efforts have been made to resolve what was called the Controversial Amount of Benefits. According to the fourth clause of this instrument, the Controversial Amount is represented by the difference between the Uncontroversial Amount and the amount effectively paid by the Company as supplemental retirement and pension benefits provided for Law 4819/58, under the original responsibility of the State of Sao Paulo, in the Company’s understanding, although paid by Sabesp until May, 2008, due to judicial order.

In executing the Third Amendment, an appreciation of the differences that gave rise to the Controversial Amount of the Benefits provided by Law 4819/58 has been provided. Such expectation was, at that time,

Page: 31

based on the PGE’s will to reanalyze the matter and also, in the Company’s understanding, to the reimbursement based on external legal opinions.

However, recent opinions issued by PGE and received on September 4th and 22nd, 2009 and on January 4th, 2010, once again denied the reimbursement of the larger portion of this amount. As a consequence, the management’s understanding has been changed about receiving the Controversial Amount upon a direct negotiation with the State.

Although the negotiations with the State are still underway, it is no longer possible to ensure that the Company will recover, in an entirely amicable way, the debts related to the Controversial Amount.

Sabesp will not waive the debt that it considers to be legitimately held against the State. In this sense, it shall exhaust all possibilities to resolve the question at a technical and legal level. If the difference persists, the Company shall adopt all necessary measures to safeguard the Company’s interests.

In this context, the Company’s management decided to recognize in the 2008 results a provision for losses on the outstanding balance of the controversial amount. This provision, in June 30, 2010 was R$496,084. As a consequence of the recognition of this provision, it was also recorded the obligation related to the actuarial commitment kept with the beneficial owners, which right has been denied by the State, under the way it is paid by Sabesp. On June 30, 2010, the amount of this obligation was R$507,772 (March 31, 2010 – R$520,055). The details of the actuarial obligation are presented in the explanatory note nr. 13.

(b)           Cash and cash equivalents

The Company’s bank short-term investments accounts with financial institutions controlled by the State Government was R$1,009,639 and R$813,594 on June 30, 2010 and March 31, 2010, respectively. The financial income from such investments was R$28,517 and R$47,308 in the first quarter of 2010 and 2009, respectively. The Company, due to State Decree nº 55,357 of January 18, 2010, must invest its excess resources with financial institutions controlled by the State Government.

(c)           Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d)           Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has contracts signed with public entities linked to the State Government and to the municipalities served involving approximately 6.500 properties, which are benefited with a 25% reduction in the tariffs of the services of water supply and sewage collection, when not in default. The contracts provide for the implementation of the rational use of water program, which considers a reduction in the consumption of water.

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(e)           Guarantees

The State Government grants guarantees for some loans and financings of the Company and does not charge any fee related thereto.

(f)           Sesamm

On August 15, 2008, the Company, as part of its growing process, together with the companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP Ltda. (“ETEP”) organized the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or “Subsidiary”) which corporate objective is the provision of sewage separation system supplementary services to the implementation and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated, as per note 7.

(g)           Contract of personnel assignment among entities related to GESP

The Company has contracts of personnel assignments with entities related to the São Paulo’s State Government, where the expenditures are fully passed on the monetarily reimbursed.

On June 30, 2010, the expenditures with employees transferred by Sabesp to other state entities amounted to R$1,485 (June 30, 2009 – R$1,294).

In the same period, the expenditures with the employees of other entities at Sabesp’s disposal totaled R$70 (June 30, 2009 - R$78).

(h)           Services contracted from entities related to GESP

On June 30, 2010 Sabesp had outstanding the balance of R$11,535 payable in relation  to services provided to entities related to São Paulo’s State Government, among which we highlight the services of electric energy supply by Companhia Energetica de Sao Paulo - CESP, totaling 83% of the balance payable.

(i)                  Non-operating Assets

The Company had, on June 30 and March 31, 2010, the amount of R$25,371 and R$26,411, respectively, mainly related to land granted in free lease [comodato] to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE – Department of Water and Electric Energy, among others. The land granted to the DAEE amount to R$2,289.

(j)            Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to June 30, 2010, is R$504,114 (March 31, 2010 - R$492,061).

Management is making efforts towards maintaining, in permanent basis, the timely payment by the State regarding the transactions between the parties.

Page: 33

6.            INDEMNIFICATIONS RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of June 30, 2010 and March 31, 2010, this asset amounted to R$146,213 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The net book value of the items of property, plant and equipment related to the Municipality of Diadema, reclassified in December, 1996, was R$75,231, and the balance of the indemnifications receivable from the Municipality was R$60,295.

The net book value of the items of property, plant and equipment related to the Municipality of Maua, reclassified in December, 1999, was R$103,763, and the balance of the indemnifications receivable from the Municipality was R$85,918.

The Company’s rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With regards to Diadema, the execution of the agreement entered with Diadema’s Mayor Office and the Companhia de Saneamento de Diadema – Saned, has started for the payment of the indemnification, the judge of first level accepted the appeals of the Mayor’s Office and extinguished the execution. Sabesp filed an appeal against such sentence and, in December, 2005, partial approval to this appeal was granted to declare the validity of the agreement and determine that the appeals to the execution were once again judged in first level. On December 2007, the decision that accepted the execution of the Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. The realization of the pledge in cash was approved on Saned’s bank accounts and financial investments (online pledge) up to 10% of the restated amount of the debit, being blocked and withdrawn the amount of R$2,919 in March 3rd, 2009. Later, the Court of Justice determined that the pledge be made upon weekly deposit by Saned of the amount corresponding to 20% on all it receives in its bank accounts and financial investments, such decision still being subject of appeal. Regarding Diadema Mayor’s Office, a new sentence was  given to the appeals to the execution, on October, 2009, recognizing the existence of the right to claim the debt, and affirming that the execution against the Municipality shall be made upon precatory notes (and not by pledge). Sabesp and the Mayor’s Office have appealed against such judgment.

On December 29, 2008, Saned and the municipality of Diadema entered into, with the State of Sao Paulo and Sabesp, a Memorandum of Intent with the purpose to prepare studies and conduct negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive provision of water and sewage services in the municipality of Diadema.

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The parties agreed that the search for a negotiated solution for the currently existing conflicts among the companies is fundamental so that the public service of water supply, sewage collection and treatment have their proper development in Diadema.

On January, 2009 the parties presented joint petition requesting the suspension of new pledges for the period of three months in order to try to make an agreement viable. The suspension was granted by the Judge of Public Treasury and, successively renewed, being the last renewal occurred on April, 2010 in face of negotiations for agreement.

With regards to Mauá, a first level decision was given determining that the Municipality pays the amount of R$153.2 million as compensation for the damages caused and for loss of profits. The Maua’s City Hall appealed against this decision. On July 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, having fully maintained the conviction imposed in the first level. The Maua Mayor’s Office filed special and extraordinary appeals against the sentence that confirmed its conviction to indemnify Sabesp. Both appeals were not accepted by the Court of Justice, causing the filing of appeals to the Superior Court of Justice and to the Supreme Court. Superior Court of Justice has already denied acceptance to the appeal and confirmed the non admissibility of the special appeal.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has legal right to receive the amounts corresponding the indemnification and it continues to monitor the situation of the lawsuits.

7.            INVESTMENTS

	Mar/10	Equity Result	Jun/10
Sesamm	3,497	(107)	3,390
Others	720	-	720
Total	4,217	(107)	4,110

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was formed with a duration term of 30 years counted from the date of signature of the Concession Contract with the municipality. Sesamm’s corporate objective is the provision of sewage separation system supplementary services to the implementation and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of the solid waste generated.

On June 30, 2010 the Sesamm’s capital stock was R$10,669, divided into 10,669,549 common nominated shares, with no par value, of which Sabesp holds 36% of equity interest.

On June 30, 2010 the Sesamm’s operations had not still been initiated.

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8.            PROPERTY, PLANT & EQUIPMENT

	HOLDING
	June/10			Mar/10
	Cost	Accumulated depreciation	Net	Net

In use
Water systems
Land	954,512	-	954,512	954,857
Buildings	2,700,122	(1,709,210)	990,912	1,006,498
Connections	1,035,759	(443,872)	591,887	581,482
Water meters	304,536	(149,633)	154,903	156,754
Networks	3,499,694	(1,293,979)	2,205,715	2,223,013
Wells	184,245	(114,258)	69,987	71,860
Equipment	583,949	(416,082)	167,867	172,005
Others	18,310	(14,921)	3,389	3,575
	9,281,127	(4,141,955)	5,139,172	5,170,044
Sewage systems
Land	346,382	-	346,382	346,382
Buildings	1,688,027	(742,112)	945,915	925,604
Connections	952,824	(441,761)	511,063	512,260
Networks	5,775,638	(1,535,755)	4,239,883	4,251,088
Equipment	631,364	(477,909)	153,455	156,722
Others	2,624	(2,133)	491	543
	9,396,859	(3,199,670)	6,197,189	6,192,599
General use
Land	91,452	-	91,452	91,093
Buildings	135,872	(86,933)	48,939	49,443
Transportation equipment	139,178	(118,045)	21,133	21,546
Information Technology Equipment	124,845	(90,258)	34,587	33,556
Furniture, Fixture and Equipment	255,996	(141,783)	114,213	120,215
Lands granted in free lease	20,488	-	20,488	20,488
Items granted in free lease	6,816	(1,933)	4,883	5,922
	774,647	(438,952)	335,695	342,263
Subtotal in operation	19,452,633	(7,780,577)	11,672,056	11,704,906

Work in progress:
Water systems	1,782,600	-	1,782,600	1,642,695
Sewage systems	2,502,299	-	2,502,299	2,323,941
Others	12,873	-	12,873	11,399
Subtotal in progress (d)	4,297,772	-	4,297,772	3,978,035

Grand Total	23,750,405	(7,780,577)	15,969,828	15,682,941

The consolidated balance totals the amount of R$15,972,770, being the difference of R$2,928 referring to the sewage projects and R$14 represented mainly by furniture and fixture and equipment.

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The operating fixed assets represent the assets involved in the providing of water supply and sewage collection services. Under the assets originated from contracts negotiated based on financial and economic appraisals, Sabesp holds the possession and management.

The concession contracts provide that the assets will be reversed to the conceding power at the end of the period, upon indemnification by the net market value as set forth in each contract. In the program contracts, the indemnification will correspond to the net present value of the cash flow in the remaining period at the date of resume of the services, monetarily restated and added by interests until the date of effective payment.

(a)           Depreciation

Depreciation is calculated at the following rates:

Structure - 2%, connections - 2%, hydrometers - 10%, networks - 2%, wells - 5%, equipment - 5%, transportation equipment - 10%, information technology equipment - 20%, furniture and fixture - 6.7%.

(b)           Write-off of Property, Plant and Equipment

The Company wrote-off, in the second quarter of 2010 and first semester of 2010, items of property, plant and equipment, in the amount of R$10,871 and R$12,195, respectively (2009 - R$6,538 and R$8,319), resulting in a total loss in the amount of R$4,268 and R$6,048, respectively). R$10,039 and R$11,363 related to the items in operation group, due to obsolescence, thefts and disposals and R$832 referring to discontinued works, unproductive wells, and economically unprofitable projects.

(c)           Work in Progress

The provision for disbursements from the third quarter of 2010 until 2015, referring to investments already contracted, is approximately R$4,193 million (not audited).

(d)          Expropriations

As a result of the execution of priority works related to the water and sewage systems there was the need to expropriate properties from third parties those owners shall be reimbursed by amicable or judicial means.

The forecast for disbursements to be made after the third quarter, 2010, is approximately R$537 million (not audited), which shall be covered by own resources. The assets object of these lawsuits shall be recorded in the fixed assets when the operation is carried out. In the second quarter of 2010, the amount referring to the expropriations was R$1,201 (in the second quarter of 2009 - R$2,117).

(e)           Assets given in Guarantee

On June 30, 2010 and March 31, 2010 the Company held assets with a value of R$249,034 given in guarantee to Request of Special Payment in Installment - Paes (Note 12).

(f)           Non-operating Assets

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The Company had, on June 30, 2010 and March 31, 2010 the amount of R$25,371 and R$26,411 respectively, related mainly to lands granted in free lease to the Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Aguas e Energia Eletrica, among others.

(g)           Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at June 30, 2010 would be R$321,641 (R$356,354 up to June 30, 2009). The amounts of R$56,646 and R$45,688 from the revaluation reserve were realized in the periods ended on June 30, 2010 and June 30, 2009, respectively.

The Company elected to keep the Revaluation Reserve recorded until its respective realization.

(h)           Assets totally depreciated in operation

On June 30, 2010 and March 31, 2010 the gross book value of the totally depreciated assets that are still in use is R$957,902 and R$930,475, respectively.

(i)            PPP – Public Private Partnership

Sabesp and CSB – Sistema Produtor Alto Tiete S/A, special purpose company organized by the companies Galvão Engenharia S.A. and Companhia Aguas dop Brasil – CAB Ambiental, executed in June, 2008 the Public Private Partnership contracts of the Sistema Produtor Alto Tiete.

The service contract represents a 15-year commitment, during which the works of capacity increase of the Taiaçupeba Water Treatment Station, the construction of large-sized aqueducts and four reservoirs that will have the capacity to store 70 million litres, are provided. In addition to the works, it shall be the company’s responsibility to provide maintenance services to the dams; inspection and maintenance of tunnels and channels; civil and electro-mechanic maintenance in units that integrate the Alto Tiete System; the treatment and final disposal of the mud generated in the production of treated water and other services.

The initiative will make investments viable for the realization of a set of works and services that will enhance the offer of water from 10 to 15 thousand litres per second, thus ensuring the regularity of the supply across the region.

On June 30, 2010 the book amount recorded in the Company’s fixed assets related to the PPP still under construction is R$206,010 (Mar/2010 – R$166,569).

In the period from January to June, 2010 it was paid to CAB the amount of R$25,688, being R$20,115 recorded as expenses and R$5,573 as amortization of expenditures related to the construction.

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9.            INTANGIBLE

	HOLDING AND CONSOLIDATED
	June/10	Mar/10
Concessions (i)	496,745	501,449
Program contracts (commitments) (ii)	306,534	261,710
License of Use (Software’s) (iii)	6,119	8,056
Program Contracts - investments performed (iv)	833,354	809,097
New Businesses (v)	1,655	961
Total	1,644,407	1,581,273

(i) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares in cash, is recorded in this account and amortized over the period of the related concession (normally 30 years). As of June 30, 2010 and March 31, 2010 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	HOLDING AND CONSOLIDATED

	Jun/10			Mar/10

	Cost	Accumulated amortization	Net	Net
Agudos	10,163	(3,062)	7,101	7,198
Bom Sucesso do Itararé	926	(121)	805	817
Campo Limpo Paulista	21,133	(5,078)	16,055	16,200
Conchas	4,233	(970)	3,263	3,236
Duartina	2,046	(531)	1,515	1,536
Estância de Serra Negra	15,698	(3,403)	12,295	12,436
Itapira	16,360	(1,330)	15,030	15,030
Itararé	6,538	(2,202)	4,336	4,396
Marabá Paulista	1,896	(317)	1,579	1,602
Miguelópolis	11,721	(2,242)	9,479	9,607
Osasco	296,815	(94,898)	201,917	204,468
Paraguaçu Paulista	26,646	(6,206)	20,440	19,985
Paulistânia	222	(51)	171	173
Sandovalina	2,567	(399)	2,168	2,193
Santa Maria da Serra	1,267	(384)	883	826
São Bernardo do Campo	237,464	(50,915)	186,549	188,538
Várzea Paulista	17,948	(4,789)	13,159	13,208
Total	673,643	(176,898)	496,745	501,449

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The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the second quarter of 2010 and 2009, amortization expenses relating to concession intangible rights were R$5,882 and R$5,776, respectively.

(ii)           Program Contracts (commitments)

Since the regulatory changes, the renewals have occurred by means of program contracts. In some of them the Company assumed commitments to financially participate in social environmental sanitation actions.

These commitments were recorded as offset to intangible assets in the amount of R$323,765 (Mar/10 - R$276,373) deducted from the adjustment to present value of R$91,003 at an interest rate of 6% plus IPCA.

These assets are being amortized over the duration of the program contract (in their majority on 30 years).

The committed amounts are related to the following municipalities:

	HOLDING AND CONSOLIDATED
	Jun/10			Mar/10
Municipality	Cost	Accumulated amortization	Net	Net
Alfredo Marcondes	70	(6)	64	65
Aparecida D’Oeste	45	(3)	42	42
Auriflama	110	(2)	108	109
Avaré	5,000	(333)	4,667	4,708
Bento de Abreu	50	(4)	46	46
Bocaina	800	(67)	733	740
Botucatu	28,979	(161)	28,818	-
Caçapava	9,000	(600)	8,400	8,475
Cajuru	2,236	(12)	2,224	-
Campos do Jordão	3,000	(283)	2,717	2,742
Capão Bonito	2,000	(133)	1,867	1,883
Emilianópolis	112	(10)	102	103
Espírito Santo do Pinhal	5,179	(58)	5,121	5,165
Fartura	243	(16)	227	229
Fernandópolis	9,500	(792)	8,708	8,788
Franca	20,676	(2,010)	18,666	18,838
Indiaporã	250	(17)	233	235
Irapuã	260	(4)	256	258
Jales	4,426	(418)	4,008	4,045
Lorena	9,000	(750)	8,250	8,325
Magda	320	(5)	315	320
Mococa	8,843	(590)	8,253	8,327
Mombuca	197	(16)	181	182
Monte Alto	5,000	(347)	4,653	4,694
Novo Horizonte	5,000	(333)	4,667	4,708
Osvaldo Cruz	2,336	(13)	2,323	-
Pindamonhangaba	16,000	(1,156)	14,844	14,978
Piratininga	350	(24)	326	329
Planalto	39	(4)	35	36
Platina	30	-	30	-
Pongaí	35	(1)	34	35
Quatá	1,000	(17)	983	992
Riolândia	2,643	(176)	2,467	2,489
Santa Rosa do Viterbo	3,696	(31)	3,665	-
São João da Boa Vista	16,700	(1,113)	15,587	15,726
São José dos Campos	142,945	(7,147)	135,798	136,989
São Luiz Paraitinga	600	(50)	550	555
São Manuel	1,300	(87)	1,213	1,224
Tatuí	9,795	(43)	9,752	-
Tupã	5,540	(385)	5,155	5,201
Valentim Gentil	140	(12)	128	129
Zacarias	320	(2)	318	-
Total	323,765	(17,231)	306,534	261,710

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In the second quarter of 2010 and 2009, the amortization expenses related to the commitments of the program contracts were R$2,568 and R$2,246, respectively.

The amounts not yet disbursed related to program contracts are recorded under the caption “other obligations” in current liabilities, R$68,207 and non-current liabilities, R$102,399.

(iii)          License for Use (Software)

The net amount of the amortizations of the license for the use of Software in June 30, 2010 was R$6,119 (Mar/2010 - R$8,056).

(iv)          Program Contracts - Investments Performed

Refer to renewals of the contracts previously named full concession to operating concession, through program contracts that have the objective of providing municipal public services of supply and sanitation sewage, where the Company has the ownership and management of the assets acquired or constructed during the term of these contracts (30 years).

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	HOLDING AND CONSOLIDATED
	Jun/10			Mar/10
	Cost	Accumulated amortization	Net	Net
In use
Water systems
Land	7,564	(413)	7,151	7,205
Buildings	49,218	(2,821)	46,397	45,513
Connections	30,224	(1,608)	28,616	28,753
Water meters	19,290	(912)	18,378	22,140
Networks	90,555	(5,005)	85,550	79,607
Wells	12,508	(680)	11,828	11,831
Equipment	16,573	(2,057)	14,516	13,623
Others	1,790	(103)	1,687	5,532
Subtotal	227,722	(13,599)	214,123	214,204

Sewage systems
Land	2,867	(152)	2,715	2,226
Buildings	57,018	(3,148)	53,870	46,933
Connections	38,478	(1,985)	36,493	36,751
Networks	124,297	(6,741)	117,556	118,453
Equipment	20,472	(2,502)	17,970	15,568
Others	2,046	(117)	1,929	9,353
Subtotal	245,178	(14,645)	230,533	229,284

General use
Land	10	-	10	9
Buildings	392	(13)	379	378
Transportation equipment	6,097	(343)	5,754	5,794
Information Technology Equipment	1,200	(62)	1,138	1,144
Furniture, Fixture and Equipment	6,219	(470)	5,749	5,806
Subtotal	13,918	(888)	13,030	13,131
Total	486,818	(29,132)	457,686	456,619

Work in progress:
Water systems	102,379	-	102,379	89,110
Sewage systems	272,943	-	272,943	263,030
Others	346	-	346	338
Subtotal in progress	375,668	-	375,668	352,478
Grand Total	862,486	(29,132)	833,354	809,097

The amortization of the assets is performed during the effectiveness of the program contract period.

(v)  New Businesses

It was signed, in August, 2009, with the Companhia of Saneamento de Alagoas (CASAL), the specialized technical services contract and technology transfer with the purpose to implement a program of loss reduction and revenue evasion of the Municipalty of Maceio, for 60 months.

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On June 30, 2010 the amount in progress referring to this contract was R$1,655.

10.          LOANS, FINANCINGS & DEBENTURES

(i)            Outstanding balance of loans and financings

	HOLDING AND CONSOLIDATED
	Jun/10			Mar/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
COUNTRY
União Federal / Banco do Brasil	301,904	975,120	1,277,024	295,251	1,051,855	1,347,106	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 6th Issuance	238,461	-	238,461	232,415	-	232,415	Unsecured	2010	11%	IGP-M
Debentures 8th Issuance	442,091	-	442,091	-	429,932	429,932	Unsecured	2011	10.75%	IGP-M
Debentures 9th Issuance	-	228,355	228,355	-	226,552	226,552	Unsecured	2015	CDI+2.75% (1st series) and 12.87% (2nd series)	IPCA
Debentures 10th Issuance	-	277,435	277,435	-	276,276	276,276	Unsecured	2020	TJLP+1.92% (1st series and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	-	1,204,925	1,204,925	-	-	-	Unsecured	2015	CDI+1.95% (1st series) and CDI+1.4% (2nd series)
Debentures 12th Issuance	-	499,975	499,975	-	-	-	Unsecured	2025	TR+9.5%
Caixa Econômica Federal	84,076	737,260	821,336	80,940	690,948	771,888	Own Resources	2010/2032	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	899,207	899,207		2015	CDI + 3.5%
FIDC - Sabesp I	41,667	-	41,667	55,556	-	55,556	Own Resources	2011	CDI + 0.70%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	43,119	62,241	105,360	42,976	73,102	116,078	Own Resources	2013	3% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES Baixada Santista	-	130,474	130,474	-	130,474	130,474		2019	2.5% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES PAC	-	30,001	30,001	-	30,001	30,001	Own Resources	2023	2.15% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES ONDA LIMPA	-	202,973	202,973	-	105,117	105,117	Own Resources	2025	1.92% + TJLP LIMIT 6%
Others	3,271	7,374	10,645	3,141	9,513	12,654		2010/2018	12% / CDI / TJLP+ 6%	UPR
Interests and charges	132,784	-	132,784	155,117	-	155,117
Total Domestic	1,287,373	4,356,133	5,643,506	865,396	3,922,977	4,788,373

FOREIGN CURRENCY
Inter-American Development Bank - BID US$ 354,579 thd. (Mar/10 - US$ 367,680 thd)	66,088	572,687	638,775	65,312	589,525	654,837	Federal Government	2016/2025	3.00% a 4.13% (i)	Currency Basket Var. + US$
Euro Bonds - US$ 140,000 thd (Mar/10 - US$ 140,000 thd)	-	252,210	252,210	-	249,340	249,340		2016	7.5%	US$
JICA - Yens 21,316,000 thd (Mar/10 - Yens 21,316,000 thd)	-	434,420	434,420	-	406,283	406,283	Federal Government	2029	1.8% and 2.5% (i)	Yens
BID 1983AB - US$ 250,000 thd (Mar/10 - US$ 250,000 thd.)	43,132	404,006	447,138	-	441,936	441,936		2023	2.4% to 2.9% (i)	US$
Interests and charges	16,361	-	16,361	25,103	-	25,103
Total International	125,581	1,663,323	1,788,904	90,415	1,687,084	1,777,499
TOTAL OF LOANS AND FINANCINGS	1,412,954	6,019,456	7,432,410	955,811	5,610,061	6,565,872

Parity rates as of June 30, 2010: US$ 1.8015; Yen 0.020380 (March31,2010: US$ 1.7810; Yen 0.019060).

On June 30, 2010 the Company did not have short term balances of loans and financings .

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(i)            The demonstration of the annual interest rates is summarized in the contract’s general chart.

	Jun/10			Mar/10			interest rate
	Current	Non-current	Total	Current	Non-current	Total
BID Contract 713	42,567	276,683	319,250	42,060	294,415	336,475	4.13%
BID Contract 896	5,004	27,523	32,527	4,947	29,683	34,630	3.00%
BID Contract 1212	18,516	268,482	286,998	18,305	265,427	283,732	4.02%
Jica Consulting	-	248,711	248,711	-	232,602	232,602	1.80%
Jica Work	-	185,709	185,709	-	173,681	173,681	2.50%
BID 1983 A	13,858	164,998	178,856	-	178,100	178,100	2.90%
Bid 1983 B1	18,015	160,840	178,855	-	178,100	178,100	2.60%
BID 1983 B2	11,259	78,168	89,427	-	89,050	89,050	2.40%

(ii) In accordance with the CPC 08 the chart below was prepared with the purpose of showing the annual effects of the financial expenses resulting from funding costs on the effective interest rates.

	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total	Monthly IRR
Debentures - 9th issuance - 1st series	159	318	319	267	-	-	-	1,063	0.26726%
Debentures - 9th issuance - 2nd series	122	245	246	246	247	206	-	1,312	0.017171%
Debentures - 10th issuance - 1st series	18	36	36	36	36	37	181	380	0.003956%
Debentures - 10th issuance - 2nd series	19	39	39	39	39	39	196	410	0.003944%
Debentures - 10th issuance - 3rd series	27	55	55	55	55	55	270	572	0.003966%
Debentures - 11th issuance - 1st series	710	1,422	1,424	1,427	1,430	357	-	6,770	0.014728%

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	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total	Monthly IRR
Debentures - 11th issuance - 2nd series	599	1,200	1,204	302	-	-	-	3,305	0.024830%
Debentures - 12th issuance - sole series	1	2	2	2	2	2	14	25	0.000028%
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	13	26	26	26	26	26	236	379	0.002184%
AB Loan A	52	103	103	103	103	104	770	1,338	0.005301%
AB Loan B1	64	129	129	129	129	129	575	1,284	0.006621%
AB Loan B2	39	77	77	78	78	78	188	615	0.007939%
Total	1,823	3,652	3,660	2,710	2,145	1,033	2,430	17,453

There is no premium when the resources are funded.

(iii) On May 3, 2010 occurred the full settlement of the 4th issuance of promissory notes.

(iv) 11th Issuance of debentures

On March 01, 2010 the Company issued the 11th issuance of debentures and on April 30, 2010 and May 03, 2010 it made the financial settlement of the 1st and 2nd series, respectively, through the Public Offer, which characteristics are:

	1st Series	2nd Series
CVM Registration	CVM/SRE/DEB/2010/015	CVM/SRE/DEB/2010/016
Quantity	810,000	405,000
Issuance Date	03/01/2010	03/01/2010
Unit Value (R$ thd)	R$1	R$1
Total Value (R$ thd)	R$810,000	R$405,000
Remuneration DI + p.a.	1.95%	1.40%
Remuneration Payment	Semi-annual	Semi-annual
Final Amortization	03/01/2015	03/01/2013
Optional Redemption	As of the 24th month	Not applicable

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(v)           12th Issuance of debentures

Sabesp issued R$500 million of debentures to the FGTS [Unemployment Fund] in a transaction with the Fund’s Sanitation Portfolio. The proceeds will pay for Sabesp´s works of structuring program, essential to reach the target to universalize the sanitation services in the State of Sao Paulo by 2018. Among the programs that will receive the amount are Vida Nova (Water Sources), Water Metropolitan Program, Sewage Metropolitan Program, Water and Sewage Programs of the Interior and Coastal Area.

Initially, R$170 million were released and the remaining amount is invested in a blocked account, whose redemption shall be made in 2 installments, within 6 and 12 months from the date of the transaction, through evidence of the realization of the investments by Sabesp.

Among the requirements of the Sanitation Portfolio for approving the transaction is the destination of 60% of the investments bound to the transaction in needing areas.

This transaction occurred in June 22, 2010 with the issuance and subscription of the 12th issuance of debentures, through the Public Offer of Restrict Efforts, pursuant CVM Instruction nr. 476, which characteristics are:

Single Series
CVM Registration	None
Quantity	500,000
Issuance Date	06/22/2010
Unit Value (R$ thd)	R$1
Total Value (R$ thd)	R$500,000
Remuneration DI + p.a.	9.5%
Remuneration Payment	Monthly, as of 07/2010
Final Amortization	Monthly, as of 07/2014
Optional Redemption	As of the 49th month

(iv)          Repayment schedule of loans and financing

The total debt volume to be paid through the end of 2010 is R$644,875 and the amount denominated in US dollars is R$49,404 and the amount of R$595,471 refers to the interest and principal of loans denominated in Brazilian reais falling due.

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							2016
BANK	2010	2011	2012	2013	2014	2015	and thereafter	TOTAL
COUNTRY
Federal Government/Banco do Brasil	147,754	314,970	342,824	373,142	98,334	-	-	1,277,024
Caixa Econômica Federal (CEF)	41,161	88,178	98,100	99,755	61,318	39,136	393,688	821,336
Debentures	238,461	475,070	235,825	579,389	368,288	391,014	603,195	2,891,242
FIDC - SABESP I	27,778	13,889	-	-	-	-	-	41,667
BNDES (National Bank for Economic and Social Development)	21,424	42,847	36,914	4,175	-	-	-	105,360
BNDES (National Bank for Economic and Social Development) Santos Lowlands	-	-	16,309	16,309	16,309	16,309	65,238	130,474
BNDES (National Bank for Economic and Social Development) PAC	-	1,250	2,500	2,500	2,500	2,500	18,751	30,001
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	-	11,710	15,613	15,613	15,613	144,424	202,973
Other	1,713	5,251	384	432	487	549	1,829	10,645
Interest and charges	117,180	15,604	-	-	-	-	-	132,784
Total - Domestic	595,471	957,059	744,566	1,091,315	562,849	465,121	1,227,125	5,643,506

ABROAD
BID	33,043	66,087	66,087	66,087	66,087	66,087	275,297	638,775
Eurobonds	-	-	-	-	-	-	252,210	252,210
JICA	-	11,741	23,482	23,482	23,482	23,482	328,751	434,420
BID 1983AB	-	42,822	42,822	42,822	42,822	42,822	233,028	447,138
Interest and charges	16,361	-	-	-	-	-	-	16,361
Total Abroad	49,404	120,650	132,391	132,391	132,391	132,391	1,089,286	1,788,904
Grand Total	644,875	1,077,709	876,957	1,223,706	695,240	597,512	2,316,411	7,432,410

(v)           Covenants

As of June 30, 2010, the Company was compliant with all covenants.

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11.          DEFERRED TAXES AND CONTRIBUTIONS

(a)           Balances

	HOLDING AND CONSOLIDATED
	Jun/10	Mar/10
In current assets (i)
Deferred income tax	193,654	184,523
Deferred social contribution tax	69,715	66,428
	263,369	250,951
In non current assets (ii)
Deferred income tax	456,513	434,769
Deferred social contribution tax	164,345	156,517
	620,858	591,286
In current liabilities (iii)
Deferred income tax	209	209
Deferred social contribution tax	75	75
Deferred PASEP (tax on revenue)	12,320	12,697
Deferred COFINS (tax on revenue)	14,530	15,960
	27,134	28,941
In non-current liabilities (iv)
Deferred income tax	57,064	55,772
Deferred social contribution tax	16,033	15,568
Deferred PASEP (tax on revenue)	22,005	21,436
Deferred COFINS (tax on revenue)	67,498	64,879
	162,600	157,655

	HOLDING AND CONSOLIDATED		HOLDING
	2nd Qtr/10	1st sem//10	2nd Qtr/09	1st sem//09
To the result of the year

Income tax	(145,303)	(320,002)	(146,993)	(276,492)
Deferred income tax	29,582	70,969	16,740	40,852
	(115,721)	(249,033)	(130,253)	(235,640)

Social contribution tax	(52,792)	(115,024)	(53,888)	(100,743)
Deferred social contribution tax	10, 650	25,549	6,026	14,707
	(42,142)	(89,475)	(47,862)	(86,036)

(i)            In current assets

Substantially calculated based on timing differences of R$774,616 (Mar/2010 - R$738,092).

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(ii)           In non-current assets

Substantially calculated based on timing differences of R$1,826,052 (Mar/2010 - R$1,739,076) related to the income tax and social contribution.

The Company’s Management expects to realize the long term balance, mentioned in item (ii) in 2011 in the same proportion as 2010, and the remaining to be realized in 2012.

(iii)          Current Liabilities

- Income Tax and Social Contribution

Substantially calculated based on timing differences of R$836, relating the income tax and social contribution.

- Pasep and Cofins

Calculated substantially on billings to government entities. The obligation is determined and the allowance recognized when the service is provided. Settlement is made when the invoices are received.

(iv)          In non-current liabilities

- Income and social contribution taxes

Substantially calculated based on timing differences of R$228,256 (Mar/2010 - R$223,088) relating to the income tax and R$178,149 (Mar/2010 - R$172,981) relating to the social contribution.

- Pasep and Cofins

Calculated substantially on billings to government entities. The obligation is determined and the allowance recognized when the service is provided. Settlement is made when the invoices are received.

(b)           Break-down of deferred taxes and contributions

	HOLDING AND CONSOLIDATED
	Jun/10	Mar/10

In current assets
Provisions for contingencies	263,369	250.951

In non-current assets
Provision for contingencies	325,914	329.167
Provision for social security obligations	168,258	164.160
Others	126,686	97.959
	620,858	591.286
Total deferred tax assets	884,227	842.237

In current liabilities
Costs in the issuance of securities	284	284
Public entity revenues	26,850	28.657
	27,134	28.941
In non-current liabilities
Costs in the issuance of securities	179	699
Public entity revenues	72,919	70.641
Public entity income	89,502	86.315
	162,600	157.655
Total deferred tax liabilities	189,734	186.596

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(c)           Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	HOLDING AND CONSOLIDATED		HOLDING
	2nd Qtr /10	1st Sem /10	2nd Qtr /09	1st Sem /09
Income before taxes on income	491,494	962,751	642,780	1,042,555
Statutory rate	34%	34%	34%	34%
Tax expense at statutory rate	(167,108)	(327,335)	(218,545)	(354,469)
Permanent differences
Realization of revaluation reserve	(5,987)	(19,260)	(8,169)	(15,534)
Interests on Shareholders’ Equity	-	-	47,253	47,253
Other differences	15,232	8,087	1,346	1,074
Income tax and social contribution	(157,863)	(338,508)	(178,115)	(321,676)

Current income tax and social contribution	(198,095)	(435,026)	(200,881)	(377,235)
Deferred income tax and social contribution	40,232	96,518	22,766	55,559
Effective tax rate	32%	35%	28%	31%

(d) Transitional Taxation Regime – RTT

For purposes of calculation of the income tax and social contribution on net income of the fiscal years 2009 and 2008, the Company and its subsidiaries elected the RTT, which allows the legal entity to eliminate the accounting effects of Law 11638/07 and the PM 449/08, converted into Law 11941/09, by means of registration in the actual profit book – LALUR or auxiliary ledgers, without any change to the accounting entries.

In 2010, the Company has also adopted the same tax standards adopted in 2008 and 2009, once the RTT shall be in force until the effectiveness of the law that regulates the tax effects of the new accounting methods, seeking tax neutrality.

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12.          PROGRAM PAES

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953, as follows:

Taxes	Main	Fines	Interests	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in the 2nd qtr./10 and 2nd qtr./09 were respectively R$8,644 and R$8,305 and were recorded as financial expenses of R$1,070 in the 2nd qtr/10 and R$1,467 in the 2nd qtr/09. The outstanding balance on June 30, 2010 is R$104,063. The assets given in guarantee for the previous Refis Program, with R$249,034, continue to guarantee the amounts of the Paes Program.

13.          SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program for Sabesp’s employees.

(a)           Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 2.1% by the Company and 2.3% by the participants.

Participants’ contributions above refer to the average contributions, as the discount amount ranges from 1% to 8.5% depending on the salary bracket.

In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

On December 31, 2009, based on an independent report, calculated by the Projected Credit Unit method, the Company had net actuarial obligation of R$480,103, representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of June 30, 2010, is R$504,114 (Mar/10 - R$492,061). This is accounted for in non-current liabilities.

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The estimated expense for 2010 is R$60,532 (2009 - R$73,086). This was recognized in the period from April to June 2010, in the amount of R$16,041 (April to June 2009 - R$19,152), as shown below:

	HOLDING AND CONSOLIDATED

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem/09
Transfer to Sabesprev	3,987	8,170	4,137	8,492
Actuarial liability recorded	12,054	24,011	15,015	29,696
Total recorded	16,041	32,181	19,152	38,188

(b)           Welfare plan

The assistance program, which is made up by optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 7.8%, on average, of payroll;

Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

(c)           Actuarial Obligation I referring to the payment of the benefits of the State Law nr. 4819/58.

As described in the explanatory note 5, the Company has been paying, due to judicial decision, the benefits of supplementary retirement of the former employees and pensioners.

The benefits plan, as determined by Law nr. 4819/58, includes the supplement of retirement, supplement of retirement for permanent disable and supplementary pensions.

This benefit plan does not receive contributions like the Plan managed by SABESPREV does, it therefore, has no asset in guarantee.

On June 30, 2010, based on an independent report, issued with base date December 31, 2009, the actuarial commitment referring to future payments of the benefits was R$1,157,095.

The actuarial provision herein made in the amount of R$507.7 million corresponds to the controversial portion of such liability not reimbursed by the State.

The number of participants of the plan was 2,727. The number of beneficial owners, retirees and pensioners was 2,602.

14.          PROFIT SHARING

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In the quarter ended June 30, 2010 R$14,925 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2010, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

15.          PROVISIONS FOR CONTINGENCIES

	Mar/10	Additions	Deductions	Interest, monetary restatements and reversals	Jun/10
Customers	968,512	7,484	(73,683)	(10,484)	891,829
Suppliers	354,519	1,558	(1,327)	9,560	364,310
Other civil lawsuits	165,651	12,036	(2,813)	12,223	187,097
Tax	27,659	28,319	(299)	10,745	66,424
Labor	105,596	7,034	(4,715)	2,102	110,017
Environmental	52,266	10,122	(14,571)	(1,883)	45,934
Subtotal	1,674,203	66,553	(97,408)	22,263	1,665,611
Escrow deposits	(90,481)	(6,671)	2,242	(4,688)	(99,598)
Total	1,583,722	59,882	(95,166)	17,575	1,566,013

Management, based on analysis together with its legal counsels, recorded a provision in amount considered sufficient to face probable losses in judicial law suits. In current liabilities, in the “ Provisions”  item, the amounts related to judicial law suits in phase of execution of sentence present the amount of R$713,318 (Mar/2010 – R$712,270) in non current liabilities, in the “ Provisions”  item, in the amount of R$852,695 (Mar/2010 – R$871,452).

(i)            Customers - Approximately 1,380 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii)           Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii)          Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)          Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

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(v)           Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)          Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$2,222,200 as of June 30, 2010 (Mar/2010 - R$1,975,800).

16.          SHAREHOLDERS’ EQUITY

(a)           Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Boards.

(b)           Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Number of shares	%
State Finance Department	114,508,083	50.26
Companhia Brasileira de Liquidação e Custódia	52,686,737	23.12
The Bank Of New York ADR Department (Equivalent in shares) (*)	59.979.264	26.33
Other	662,539	0.29
	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c)           Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law. No interests accrue on dividends approved, and the amounts not

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claimed within 3 years from the date of the General Shareholders´ Meeting that approved them will prescribe in favor of the Company.

The Company attributed in the fiscal year of 2009, as interests on shareholders´ equity considered dividends, R$365,401 net of withholding income tax in the amount of R$28,756 which will be paid on June 28th, 2010. The interests on shareholders´ equity were calculated in accordance with article 9th of Law nr. 9249/95, observing the Long Term Interest Rate – TJLP; for purposes of deductibility in calculating the income tax and social contribution, they were recorded as “Financial Expenses” and later, for purposes of demonstration, are presented in the “ Shareholders´ Equity”.

(d)           Capital reserve

Capital reserve includes tax incentives and donations through 2007.

(e)           Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, on the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f)           Changes in the caption “retained earnings”

	Jun/10	Jun/09
Previous Balance	329,649	277,876
Realization of Revaluation Reserve	17,609	24,026
Current Year’s Results	333,631	464,665
Interests on Shareholders’ Equity	-	(138,980)
Current Balance	680,889	627,587

(g)           Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

17.          FINANCIAL INSTRUMENTS AND RISK

(a)           Identification and valuation of the financial instruments

The Company operates with several financial instruments with emphasis in cash and cash equivalents, including financial investments and loans and financings, described as follows.

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The Company did not perform transactions with derivatives in 2010 and 2009.

(i)            Cash & cash equivalents, accounts receivable, other current assets and accounts payable

The amounts recorded approximate the realization amounts.

Cash equivalents correspond to the financial investments expressed in reais and have immediate liquidity.

(ii)           Investments

These consist, mainly, of the equity interest in the company Sesamm (pursuant Note 7) recorded by the equity method of accounting, in which the Company has strategic interest. Considerations of market value of the shares held are not applicable.

(iii)          Loans and Financings

In accordance with accounting standards related to the financial instruments, the market values of the projected cash flows, at fair value, of loans and financings on June 30, 2010 are as follows:

	Jun/10		Mar/10
	Equity amount	Market value	Equity amount	Market value
Banking Loans
Foreign Currency (iv)	1,788,904	2,313,570	1,777,499	2,472,689
Debentures (i)	2,977,350	3,342,763	1,232,120	1,495,001
BNDES (ii)	470,914	470,914	382,906	382,906
Others (iii)	2,195,242	2,417,560	3,173,347	3,409,554
	7,432,410	8,544,807	6,565,872	7,760,150

In order to obtain the market values of Financial Instruments, the following criteria have been adopted:

(i)                   Debentures are financings considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates, disclosed by Anbima in the secondary market, having as basis June 30, 2010 and the Company’s security traded in the domestic market.

(ii)                 Financings - BNDES, those are instruments considered by the nominal amount restated up to the maturity date, that have as characteristics the indexation to the TJLP, which is a specific modality, not being compared to any other market rate.

Therefore, the Company's choice was to publish as market value the amount accounted as of June 30, 2010.

(iii)                Other financings in national currency are considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates. The forward rates used were obtained at the BM&F website.

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(iv)               Foreign currency financings are controlled in the original currency, converted at the foreign exchange rate at the date of the balance sheet, discounted to present value using the forward market rate obtained in the Bloomberg, based on the Company’s title in the external market.

Additionally, the Company has an instrument indexed to the YEN [JICA (Note 10)], which, in addition of the premises above, was considered in the conversion to present value the parity of the original currency of the instrument related to the dollar.

(b)           Market risks

(i)            Foreign exchange rate risk

This risk results from the possibility of the Company incurring losses due to fluctuations in the foreign exchange rates that impact the balances of loans and financings in foreign currency funded in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” operations, however, the company performs an active management of the debt, seeking to reduce the exposure in foreign currency, taking advantage of the windows of opportunity, to exchange expensive debts to cheaper debts, reducing the cost by means of anticipation of the maturity dates.

A significant portion of the Company’s financial debt was linked to the US dollar and to the Yen, in the total amount of R$1,788,904 (Note 10). The table below summarizes the Company’s exposure to exchange rates at June 30, 2010.

	In thousands
	US$	Japanese Yen
Loans and financing	744,579	21,316,000

(ii)           Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of June 30, 2010, the Company had R$2,093,971 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(iii)          Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c)           Sensitivity analysis

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Bellow is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts to the Company.

Under the terms of CVM instruction nr. 475/08, in order to demonstrate the amounts of the main financial liabilities converted at a projected rate for final settlement of each contract, converted to fair value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

	2010
Financial Instruments	Risk	Scenario I R$	Scenario II R$	Scenario III R$
Financial Liability Loans and Financings
Banco do Brasil, CEF	Increase in UPR	1,216,546	1,222,369	1,228,191
Debentures	Increase in IGPM	648,451	810,564	972,677
Debentures	Increase in IPCA	140,573	175,716	210,860
BID and Eurobonds	Increase in the US$	793,926	992,407	1,190,888
JICA	Increase in the Yen	99,200	124,000	148,800

The indices used for each scenario are based on the number of days to elapse for each contract, the amounts expressed above have been summarized.

The rates were projected based on the settlement dates of each financial instrument; the information was obtained out of BM&F website.

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

18.          OPERATING REVENUE

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem /09

São Paulo’s Metropolitan Region	1,450,278	2,836,460	1,324,514	2,660,352
Regional systems (i)	454,175	953,601	419,138	862,667
Total	1,904,453	3,790,061	1,743,652	3,523,019

(i)       Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

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19.          OPERATING COSTS AND EXPENSES

	HOLDING

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem/09
Cost of sales and services
Payroll and related charges	(265,111)	(507,730)	(268,611)	(648,056)
General supplies	(29,606)	(60,623)	(33,047)	(64,873)
Treatment supplies	(31,085)	(67,139)	(33,060)	(71,866)
Outside services	(169,106)	(302,091)	(205,620)	(309,064)
Electricity	(129,293)	(258,945)	(121,236)	(237,921)
General expenses	(11,696)	(22,365)	(11,996)	(21,293)
Depreciation and amortization	(145,350)	(284,859)	(156,513)	(312,199)
	(781,247)	(1,503,752)	(830,083)	(1,665,272)
Selling expenses
Payroll and related charges	(50,310)	(95,868)	(48,607)	(112,411)
General supplies	(1,341)	(2,989)	(2,190)	(3,812)
Outside services	(68,932)	(111,726)	(43,140)	(82,948)
Electricity	(189)	(402)	(173)	(341)
General expenses	(15,731)	(31,193)	(16,186)	(30,892)
Depreciation and amortization	(1,203)	(2,467)	(1,262)	(2,270)
Allowance for doubtful accounts, net of recoveries [Note 4 (c(ii))]	(117,744)	(169,280)	(75,749)	(163,149)
	(255,450)	(413,925)	(187,307)	(395,823)
Administrative expenses:
Payroll and related charges	(43,911)	(77,939)	(43,687)	(88,406)
General supplies	(1,335)	(3,015)	(1,595)	(2,960)
Outside services	(36,546)	(76,123)	(27,495)	(65,901)
Electricity	(294)	(673)	(292)	(498)
General expenses	(8,611)	(55,210)	(14,091)	(48,104)
Depreciation and amortization	(4,407)	(7,482)	(3,708)	(8,706)
Tax expenses	(11,711)	(38,819)	(10,016)	(34,031)
	(106,815)	(259,261)	(100,884)	(248,606)
Costs, and selling and administrative expenses:
Payroll and related charges	(359,332)	(681,537)	(360,905)	(848,873)
General supplies	(32,282)	(66,627)	(36,832)	(71,645)
Treatment supplies	(31,085)	(67,139)	(33,060)	(71,866)
Outside services	(274,584)	(489,940)	(276,255)	(457,913)
Electricity	(129,776)	(260,020)	(121,701)	(238,760)
General expenses	(36,038)	(108,768)	(42,273)	(100,289)
Depreciation and amortization	(150,960)	(294,808)	(161,483)	(323,175)
Tax expenses	(11,711)	(38,819)	(10,016)	(34,031)
Allowance for doubtful accounts, net of recoveries - [Note 4 (c(ii))]	(117,744)	(169,280)	(75,749)	(163,149)
	(1,143,512)	(2,176,938)	(1,118,274)	(2,309,701)

Page: 59

	HOLDING

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem/09
Financial expenses:
Interest and charges on loans and financing - local currency	(124,350)	(224,488)	(94,800)	(197,393)
Interest and charges on loans and financing - foreign currency	(11,798)	(27,481)	(15,201)	(34,972)
Interest on Shareholders’ Equity	-	-	(138,980)	(138,980)
Interest on Shareholders’ Equity (reversal)	-	-	138,980	138,980
Other financial expenses	(35,707)	(68,460)	(29,806)	(46,255)
Income tax on remittance abroad	(928)	(1,640)	(1,060)	(1,967)
Monetary variation on loans and financing	(22,805)	(48,837)	(811)	(1,033)
Other monetary variation	(2,459)	(13,903)	(5,802)	(11,874)
Provisions for financial contingencies	(22,263)	(112,326)	(11,611)	(22,472)
	(220,310)	(497,135)	(159,091)	(315,966)

Financial income:
Monetary variation gains	47,583	70,864	14,011	30,364
Income from temporary cash investments	28,517	46,221	22,151	47,308
Interest and others	19,826	42,097	20,325	42,664
	95,926	159,182	56,487	120,336

Financial expenses before exchange variations, net	(124,384)	(337,953)	(102,604)	(195,630)

Exchange variations, net
Exchange variation on loans and financing	(14,202)	(38,416)	237,824	270,694
Other foreign exchange variations	(69)	(160)	-	-
Exchange gains	54	129	(55)	(7,502)
	(14,217)	(38,447)	237,769	263,192

Financial expenses, net	(138,601)	(376,400)	135,165	67,562

Page: 60

	CONSOLIDATED

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem/09
Cost of sales and services
Payroll and related charges	(265,111)	(507,730)	(268,611)	(648,056)
General supplies	(29,606)	(60,623)	(33,047)	(64,873)
Treatment supplies	(31,085)	(67,139)	(33,060)	(71,866)
Outside services	(169,106)	(302,091)	(205,620)	(309,064)
Electricity	(129,293)	(258,945)	(121,236)	(237,921)
General expenses	(11,696)	(22,365)	(11,996)	(21,293)
Depreciation and amortization	(145,350)	(284,859)	(156,513)	(312,199)
	(781,247)	(1,503,752)	(830,083)	(1,665,272)
Selling expenses
Payroll and related charges	(50,310)	(95,868)	(48,607)	(112,411)
General supplies	(1,341)	(2,989)	(2,190)	(3,812)
Outside services	(68,932)	(111,726)	(43,140)	(82,948)
Electricity	(189)	(402)	(173)	(341)
General expenses	(15,731)	(31,193)	(16,186)	(30,892)
Depreciation and amortization	(1,203)	(2,467)	(1,262)	(2,270)
Allowance for doubtful accounts, net of recoveries [Note 4 (c(ii))]	(117,744)	(169,280)	(75,749)	(163,149)
	(255,450)	(413,925)	(187,307)	(395,823)
Administrative expenses:
Payroll and related charges	(43,992)	(78,124)	(43,750)	(88,530)
General supplies	(1,337)	(3,019)	(1,597)	(2,964)
Outside services	(36,568)	(76,161)	(27,588)	(66,062)
Electricity	(294)	(673)	(292)	(498)
General expenses	(8,626)	(55,244)	(14,093)	(48,112)
Depreciation and amortization	(4,408)	(7,483)	(3,708)	(8,707)
Tax expenses	(11,711)	(38,819)	(10,020)	(34,035)
	(106,936)	(259,523)	(101,048)	(248,908)
Costs, and selling and administrative expenses:
Payroll and related charges	(359,413)	(681,722)	(360,968)	(848,997)
General supplies	(32,284)	(66,631)	(36,834)	(71,649)
Treatment supplies	(31,085)	(67,139)	(33,060)	(71,866)
Outside services	(274,606)	(489,978)	(276,348)	(458,074)
Electricity	(129,776)	(260,020)	(121,701)	(238,760)
General expenses	(36,053)	(108,802)	(42,275)	(100,297)
Depreciation and amortization	(150,961)	(294,809)	(161,483)	(323,176)
Tax expenses	(11,711)	(38,819)	(10,020)	(34,035)
Allowance for doubtful accounts, net of recoveries - [Note 4 (c(ii))]	(117,744)	(169,280)	(75,749)	(163,149)
	(1,143,633)	(2,177,200)	(1,118,438)	(2,310,003)

Page: 61

	CONSOLIDATED

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem/09
Financial expenses:
Interest and charges on loans and financing - local currency	(124,350)	(224,488)	(94,800)	(197,393)
Interest and charges on loans and financing - foreign currency	(11,798)	(27,481)	(15,201)	(34,972)
Interest on Shareholders’ Equity	-	-	(138,980)	(138,980)
Interest on Shareholders’ Equity (reversal)	-	-	138,980	138,980
Other financial expenses	(35,707)	(68,460)	(29,806)	(46,255)
Income tax on remittance abroad	(928)	(1,640)	(1,060)	(1,967)
Monetary variation on loans and financing	(22,805)	(48,837)	(811)	(1,033)
Other monetary variation	(2,459)	(13,903)	(5,802)	(11,874)
Provisions for financial contingencies	(22,263)	(112,326)	(11,611)	(22,472)
	(220,310)	(497,135)	(159,091)	(315,966)

Financial income:
Monetary variation gains	47,583	70,864	14,011	30,364
Income from temporary cash investments	28,531	46,259	22,236	47,500
Interest and others	19,826	42,097	20,325	42,664
	95,940	159,220	56,572	120,528

Financial expenses before exchange variations, net	(124,370)	(337,915)	(102,519)	(195,438)

Exchange variations, net
Exchange variation on loans and financing	(14,202)	(38,416)	237,824	270,694
Other foreign exchange variations	(69)	(160)	-	-
Exchange gains	54	129	(55)	(7,502)
	(14,217)	(38,447)	237,769	263,192

Financial expenses, net	(138,587)	(376,362)	135,250	67,754

The consolidated balance includes administrative expenses in the amount of R$262 (2009 – R$302) and net financial expenses of R$38 (2009 –R$192).

Page: 62

20.          OTHER OPERATING INCOME AND EXPENSES

The break-down of “other operating income (expenses), net” is the following:

	HOLDING AND CONSOLIDATED

	2nd Qtr/10	1st Sem/10	2nd Qtr/09	1st Sem/09
Other operating expenses	17,193	24,418	11,615	19,905
Cofins and Pasep	(1,590)	(2,259)	(1,074)	(1,841)
	15,603	22,159	10,541	18,064
Other operating expenses	(11,677)	(27,637)	(8,196)	(10,249)

other operating income (expenses), net	3,926	(5,478)	2,345	7,815

Other operating income is comprised of the sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

The other operating expenses comprise: (i) the write-off of items of fixed assets by obsolescence, deactivated works, unproductive wells, economically unfeasible projects and loss with fixed assets and (ii) provision referring to the actuarial obligation of State Law 4819/58 (note 5(vii)).

21.          AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. The Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. Starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality;

3. The Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution;

On June 23, 2010 the State of Sao Paulo, through its Governor, the Municipality of Sao Paulo and the Regulating Agency of Sanitation and Energy – ARSESP entered into the Agreement provided in the initial instrument, signed in November 14, 2007.

Page: 63

The Agreement, signed in June 23, 2010 has as object to share the responsibility for offering the service of water supply and sanitation sewage in the capital, in the next 30 years, extendable for equal period. Additionally, it attributes to Sabesp exclusivity in the provision of services and defines ARSESP as responsible for the regulating functions, including tariff, control and inspection of services.

Also on June 23, 2010 it was signed the “Agreement of Provision of Public Services of Water Supply and Sanitation Sewage”. The Agreement was entered into between the State of Sao Paulo, the Municipality of Sao Paulo and Sabesp, for the period of 30 years, extendable for equal period, encompassing the following activities:

  the protection of mananciais, in articulation with other bodies of the State and the Municipality;
  capitation, adduction and treatment of gross water;
  collection, transportation and final disposal of sanitation sewage; and
  adoption of other actions of basic and environmental sanitation.

The municipal law 14934/09 authorized the municipal executive power to execute the abovementioned instruments with the signatories also mentioned above.

22.          STATEMENT OF VALUE ADDED - DVA

The statement of value-added, prepared in accordance with CVM Resolution nr. 557/08 (CPC 09) presents the result of the period under the generation and distribution of wealth point of view, where four main beneficiaries of the wealth generation by the activities are: the employees, the government, capital of third parties and the shareholders’ capital.

	Explanatory Note	HOLDING		CONSOLIDATED
		1st Sem/10	1st Sem /09	1st Sem /10	1st Sem /09

1 - Revenues
1.1) Revenues from Products and Services	18	3,790,061	3,523,019	3,790,061	3,523,019
1.2) Other revenues	20	24,418	19,905	24,418	19,905
1.3) Revenues related to the construction of own assets		150,303	(51,991)	150,303	(51,991)
1.4) Allowance for doubtful accounts - set up	19	(169,280)	(163,149)	(169,280)	(163,149)
		3,795,502	3,327,784	3,795,502	3,327,784

2 - Inputs acquired from third parties
2.1) Cost of sale and services provided		(689,483)	(687,853)	(689,482)	(687,853)
2.2) Supplies, electricity and power, third party’s services and others		(299,162)	(249,731)	(299,224)	(249,892)
2.3) Other operating expenses	20	(27,637)	(10,249)	(27,637)	(10,249)
		(1,016,282)	(947,833)	(1,016,343)	(947,994)

3 - Gross Value Added (1-2)		2,779,220	2,379,951	2,779,159	2,379,790

4 - Retentions
4.1) Depreciation and Amortization		(295,596)	(324,108)	(295,597)	(324,109)

5 - Net value added produced by the Company (3-4)		2,483,624	2,055,843	2,483,562	2,055,681

6 - Value added produced in transfer
6.1) Equity result		(224)	(110)	-	-
6.2) Financial income	19	159,311	112,834	159,349	113,026
		159,087	112,724	159,349	113,026

7 - Value added to allocate		2,642,711	2,168,567	2,642,911	2,168,707

Page: 64

	Explanatory Note	HOLDING				CONSOLIDATED
		1st Sem/10		1st Sem/09		1st Sem/10		1st Sem/09
8 - Value added allocated

8.1) Personnel
8.1.1 Direct compensation		434,340	16.4%	463,282	21.4%	434,492	16.4%	463,377	21.4%
8.1.2 Benefits		134,475	5.1%	160,402	7.4%	134,479	5.1%	160,408	7.4%
8.1.3 FGTS		41,538	1.6%	159,720	7.4%	41,546	1.6%	159,727	7.4%
		610,353	23.1%	783,404	36.2%	610,517	23.1%	783,512	36.2%
8.2) Taxes, fees and contributions
8.2.1 Federal		740,085	28.0%	698,842	32.2%	740,106	28.0%	698,863	32.2%
8.2.2 State		19,060	0.7%	19,438	0.9%	19,060	0.7%	19,438	0.9%
8.2.3 Municipal		20,597	0.8%	15,345	0.7%	20,598	0.8%	15,345	0.7%
		779,742	29.5%	733,625	33.8%	779,764	29.5%	733,646	33.8%

8.3) Remuneration of Third Parties’ Capital
8.3.1 Interests, foreign exchange and monetary variation		612,447	23.2%	(82,087)	-3.8%	612,447	23.2%	(82,087)	-3.8%
8.3.2 Lease		15,926	0.6%	12,746	0.6%	15,940	0.6%	12,757	0.6%
		628,373	23.8%	(69,341)	-3.2%	628,387	23.8%	(69,330)	-3.2%

8.4) Compensation of shareholders’ equity
8.4.1 Interests on shareholders’ equity		-	0.0%	138,980	6.4%	-	0.0%	138,980	6.4%
8.4.2 Retained earnings		624,243	23.6%	581,899	26.8%	624,243	23.6%	581,899	26.8%
		624,243	23.6%	720,879	33.2%	624,243	23.6%	720,879	33.2%

Value added allocated		2,642,711	100.0%	2,168,567	100.0%	2,642,911	100.0%	2,168,707	100.0%

23.          SUBSEQUENT EVENTS

SABESPREV

In order to resolve the technical deficit of the Define Benefit Plan, that on December 31 was R$582,819, in July 8, 2010 the new plan “SABESPREV MAIS” in the modality of Defined Contribution – CD, was approved by the National Superintendence of Supplemental Pension – PREVIC.

The deficit calculated will be settled by the Sponsor and by the participants in the same proportion of their normal contribution. The participants of the current Defined Benefit – BD plan shall have the option to migrate to the new CD plan. The Sponsor will make additional contributions as a way to incentive the migration from BD plan to CD plan.

In the new plan, the Sponsor will continue to make monthly contributions to the individual account, in amount equal to the participant´s basic contribution.

Management is not able, at this moment, to foresee the eventual impacts as a result of this change. On June 30, 2010, the actuarial obligation recognized in the balance sheets is R$504,114, which shall be reverted, together with the deferred income tax and social contribution (R$171,399), proportionally to the adhesion of the participants and to the new actuarial calculation to be prepared.

Page: 65

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law 06/30/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

1. Financial Highlights

In millions of R$

			Variation				Variation
	2Q09	2Q10	R$	%	Jan-Jun/09	Jan-Jun/10	R$	%
(+) Gross operating revenues	1,743.7	1,904.5	160.8	9.2	3,523.0	3,790.1	267.1	7.6
(-) COFINS and PASEP	120.0	134.7	14.7	12.3	246.0	268.3	22.3	9.1
(=) Net operating revenues	1,623.7	1,769.8	146.1	9.0	3,277.0	3,521.8	244.8	7.5
(-) Costs and expenses	1,118.3	1,143.5	25.2	2.3	2,309.7	2,176.9	(132.8)	(5.7)
(+) Equity result	(0.1)	(0.1)	-	-	(0.1)	(0.2)	(0.1)	100.0
(=) Income before financial expenses (EBIT*)	505.3	626.2	120.9	23.9	967.2	1,344.7	377.5	39.0
(+) Depreciation and amortization	161.5	151.0	(10.5)	(6.5)	323.2	294.8	(28.4)	(8.8)
(=) EBITDA**	666.8	777.2	110.4	16.6	1,290.4	1,639.5	349.1	27.1
EBITDA Margin %	41.1	43.9			39.4	46.6
Net income	464.7	333.6	(131.1)	(28.2)	720.9	624.2	(96.7)	-
Net income per one thousand shares in R$	2.04	1.46			3.16	2.74

(*) Earnings before interest and taxes on income;

(**) Earnings before interest, taxes, depreciation and amortization;

In the 2Q10, the net operating revenue totaled R$1.8 billion, 9.0% growth in relation to 2Q09. Costs and expenses, in the amount of R$1.1 billion suffered a 2.3% in relation to the 2Q09. EBITDA increased from R$666.8 million to R$777.2 million in the 2Q10, with 16.6% increase.

EBIT presented a 23.9% growth, from R$505.3 million in the 2Q09 to R$626.2 million in the 2Q10

2. Gross operating revenue

In the 2Q10, the gross operating revenue presented a R$160.8 million increase, or 9.2%, from R$1.7 billion in 2Q09 to R$1.9 billion in 2Q10. The main factors responsible for such variance were the tariff adjustment of 4.43% applied in September, 2009 and the growth of volume billed in 4.0% as compared to the same quarter of 2009.

3. Volume invoiced

The following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 2Q09, 2Q10, 1S09 and 1S10.

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	2Q09	2Q10	Var. %	2Q09	2Q10	Var. %	2Q09	2Q10	Var. %
Residential	344.3	356.8	3.6	278.2	290.1	4.3	622.5	646.9	3.9
Commercial	38.7	40.3	4.1	35.9	37.7	5.0	74.6	78.0	4.6
Industrial	8.5	9.2	8.2	8.7	9.3	6.9	17.2	18.5	7.6
Public	12.4	13.2	6.5	10.1	10.6	5.0	22.5	23.8	5.8
Total Retail	403.9	419.5	3.9	332.9	347.7	4.5	736.8	767.2	4.1

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VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
Wholesale	71.7	73.4	2.4	6.7	7.2	7.5	78.4	80.6	2.8
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Grand Total	475.7	493.0	3.6	339.6	354.9	4.5	815.3	847.9	4.0

SEMESTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1S09	1S10	Var. %	1S09	1S10	Var. %	1S09	1S10	Var. %
Residential	696.3	721.3	3.6	560.1	584.2	4.3	1,256.4	1,305.5	3.9
Commercial	77.2	80.6	4.4	71.3	74.7	4.8	148.5	155.3	4.6
Industrial	16.8	18.2	8.3	16.8	18.6	10.7	33.6	36.8	9.5
Public	23.3	24.4	4.7	19.1	19.7	3.1	42.4	44.1	4.0
Total Retail	813.6	844.5	3.8	667.3	697.2	4.5	1,480.9	1,541.7	4.1
Wholesale	143.5	145.9	1.7	14.6	15.3	4.8	158.1	161.2	2.0
Reuse Water	0.1	0.2	-	-	-	-	0.1	0.2	-
Grand Total	957.2	990.6	3.5	681.9	712.5	4.5	1,639.1	1,703.1	3.9

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	2Q09	2Q10	Var. %	2Q09	2Q10	Var. %	2Q09	2Q10	Var. %
Metropolitan	269.3	278.8	3.5	266.7	236.2	4.2	496.0	515.0	3.8
Regional (2)	134.6	140.7	4.5	106.2	11.5	5.0	240.8	252.2	4.7
Total retail	403.9	419.5	3.9	332.9	347.7	4.5	736.8	767.2	4.1
Bulk	71.7	73.4	2.4	6.7	7.2	7.5	78.4	80.6	2.8
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Grand Total	475.7	493.0	3.6	339.6	354.9	4.5	815.3	847.9	4.0

SEMESTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	1S09	1S10	Var. %	1S09	1S10	Var. %	1S09	1S10	Var. %
Metropolitan	539.0	555.9	3.1	451.7	469.9	4.0	990.7	1,025.8	3.5
Regional (2)	274.6	288.6	5.1	215.6	227.3	5.4	490.2	515.9	5.2
Total retail	813.6	844.5	3.8	667.3	697.2	4.5	1,480.9	1,541.7	4.1
Bulk	143.5	145.9	1.7	14.6	15.3	4.8	158.1	161.2	2.0
Reuse Water	0.1	0.2	-	-	-	-	0.1	0.2	-
Grand Total	957.2	990.6	3.5	681.9	712.5	4.5	1,639.1	1,703.1	3.9

(1) Not audited

(2) Comprised by the coastal region and country side

Page: 67

4. Costs, selling and administrative expenses

In the 2Q10, the costs of products and services provided, administrative and commercial expenses, had an increase of 2.3%, corresponding to R$2.55 million. The participation of the costs and expenses in the net revenue decreased from 68.9% in the 2Q09 to 64.6% in the 2Q10.

In millions of R$

			Variation				Variation
	2Q09	2Q10	R$	%	Jan-Jun/09	Jan-Jun/10	R$	%
Payroll and related charges	360.9	359.3	(1.6)	(0.4)	848.9	681.5	(167.4)	(19.7)
General supplies	36.8	32.3	(4.5)	(12.2)	71.6	66.6	(5.0)	(7.0)
Treatment supplies	33.1	31.1	(2.0)	(6.0)	71.9	67.2	(4.7)	(6.5)
Outside services	276.3	274.6	(1.7)	(0.6)	457.9	489.9	32.0	7.0
Electricity	121.7	129.8	8.1	6.7	238.8	260.0	21.2	8.9
General expenses	42.3	36.0	(6.3)	(14.9)	100.3	108.8	8.5	8.5
Tax expenses	10.0	11.7	1.7	17.0	34.0	38.8	4.8	14.1
Subtotal	881.1	874.8	(6.3)	(0.7)	1,823.4	1,712.8	(110.6)	(6.1)
Depreciation and amortization	161.5	151.0	(10.5)	(6.5)	323.2	294.8	(28.4)	(8.8)
Credits write-off	75.7	117.7	42.0	55.5	163.1	169.3	6.2	3.8
Costs, and administrative and selling expenses	1,118.3	1,143.5	25.2	2.3	2,309.7	2,176.9	(132.8)	(5.7)
Percentage of Net Revenue (%)	68.9	64.6			70.5	61.8

4.1. Salaries and payroll charges

In 2Q10 salaries and payroll charges increased by R$1.6 million or 0.4%, going from R$360.9 million to R$359.3 million as a result of the following factors:

•         Reduction in headcount in function of the layoffs (TAC + 2% of the headcount) occurred from April/09 to June/10 with 2,387 dismissals; and

•         This reduction was partially offset by 6.69% salary adjustment since May, 2009 and 5.05% since May, 2010.

In the 1st semester of 2010, there was a reduction of R$167.4 million, caused by the provision made in the 1Q09, that did not occur in 2010. Even excluding the effect of the TAC of R$146.6 million, there was a decrease of R$20.8 million, or 3.0%.

4.2. General Supplies

In the 2Q10 there was a decrease of R$4.5 million, or 12.2%, when compared to the same period previous year, from R$36.8 million to R$32.3 million. The main factors that caused this variance were: i) lower expenses with maintenance materials in the adductor systems, water and sewage treatment stations and elevation stations in the Metropolitan Region of Sao Paulo – RMSP, in the amount of R$3.1 million; and ii) expenditures with fuels and lubricants of vehicles in the amount of R$1.2 million, as a consequence of lower consumption of fuels in function of the reallocation of new vehicles and increase in demand of outsourced services like the Global R and Global Sourcing.

4.3. Treatment Materials

Page: 68

The expenditures in 2Q10 were lower than 2Q09 by R$2.0 million, or 6.0%, going from R$33.1 million to R$31.1 million. This variance is related to the following factors:

•         Decrease of R$4.5 million in function of lower consumption of aluminum poly-chloride by approximately 45% and replacement of aluminum sulfide. Despite the consumption of aluminum sulfide has grown approximately 30%, the average cost of the product dropped 54%, which contributed significantly in the reduction of the expenditures for the period; and

•         Increase of R$2.6 million as a result of the price adjustment of chlorine and ferric chlorite since November, 2009 and increase in the consumption of some products such as: i) activate charcoal, in function of the climatic and water source conditions, as well as the proliferation of algae in the Reservoirs that serve Alto Tiete Producer System; ii) beginning of the use of hydrogen peroxide in Santos, Praia Grande and Sao Vicente; iii) poly-electrolytes, in function of the entrance into operations of the centrifuges in the Barueri system.

4.4. Services

In the 2Q10, this item presented a decrease of R$1.7 million, or 0.6%, from R$276.3 million to R$274.6 million. The main factors that contributed to this variance were:

•         Decrease of R$26.8 million in the provision made in the 2Q09, referring to the actions set forth in the agreement signed between Sabesp and the PMSP; and

•         Appropriation of the expenditures incurred in two quarters, made in the 2Q09, when the accounting for the public private partnership – PPP of Alto Tiete started, as opposed to the recognition of the expenditures of only one quarter in the 2Q10, resulting in a reduction of R$6.1 million.

Disregarding the effects of these provisions, the third party services account would have presented a growth of R$31.2 million, that is, a 11.3% increase.

The following services presented increase:

•         Broadcasting of advertising campaigns focused in social environmental actions, such as: Planeta Sustentavel, Jornal SPTV – Globo, TV Record Media Project, among others, in the amount of R$8.5 million, recurring for upcoming quarters;

•         Maintenance of networks and connections of water and sewage in the amount of R$8.2 million, in function of the increase in demand and contractual amounts based on the Global Sourcing of the municipalities of the Regional Systems and the increase in the executions of services of the maintenances in the RMSP, in addition to the enhancement of the actions to meet the demands of the Corrego Limpo Program with the Sao Paulo Municipal Hall – PMSP and actions to optimize the systems of sanitation sewage in Santos Lowlands;

•         Contracting of consulting firms, advisory and specialized services in the amount of R$4.1 million comprising: supply of information and hydrological forecasts in real time, fauna and flora survey for obtaining environmental permits of Rio Taiaçupeba basin, tele-service in the municipalities that comprise the Regional Systems – Contact Center R, development services of the new “virtual agency” and bills management system, update of the technical registry of the geographic information system – SIGNOS (inventory of distributions networks, adduction, collection and treatment), among others;

Page: 69

•         Reading of hydrometers and delivery of bills in the amount of R$3.8 million, resulting from the increase in the number of connections and use of new technologies, that allow higher safety and agility in the system of issuance and reading of bills, in addition to the delivery of water bills in some Business Units by postage in the mails;

•         Pavement services and replacement of sidewalks in the amount of R$3.2 million;

•         Lease of vehicles in the amount of R$1.1 million, with large concentration of delivery of vehicle since the 2nd semester of 2009 in replacement to the own fleet;

•         Expenditures with freights and transportations in the amount of R$1.1 million due to the outsourcing of the transportation of chemical products, recurring for upcoming quarters; and

•         Expenses of R$1.0 million with the implementation of the Program of Rational Use of Water – PURA in the municipal schools in function of the agreement signed between Sabesp and PMSP.

4.5  Electric Energy

In the 2Q10, this item presented increase of R$8.1 million or 6.7%, from R$121.7 million to R$129.8 million.

This result is associated to the following factors:

•         Tariff adjustment with impact to the average price of 5.6% in the tariff of the captive market, which represents 77% of the installed capacity with electric energy, influencing in the weighted average tariff increase between the captive market and the free market around 5.8%; and

•         Increase in cost between the markets with weighted average of 6.7%.

	Participation(%)	Cost Variance (%)	Weighted Average (%)
Free Market	23.0	12.0	2.8
Captive Market	77.0	5.0	3.9
Weighted Average			6.7

4.6. General Expenses

In the 2Q10 there was a decrease of R$6.3 million or 14.9%, from R$42.3 million to R$36.0 million, in function of the decrease in the provision for judicial contingencies, institutional support, among others.

4.7. Depreciation and Amortization

This item presented a decrease of R$10.5 million or 6.5%, from R$161.5 million to R$151.0 million. This variance is due mainly to the review of the estimate, with increase in the useful life of assets, recurring for upcoming quarters.

4.8. Credit Write-offs

Page: 70

In the 2Q10, the write-offs of credits presented an increase of R$42.0 million, or 55.5%, from R$75.7 million to R$117.7 million, mainly for the need for supplement occurred in the 2Q10 of past due debts of PMSP.

4.9. Tax Expenses

In the 2Q10 there was an increase of R$1.7 million, or 17.0%, in view of the payment of Property Tax – IPTU to the municipality of Sao Paulo.

5. Other operating income and expenses

5.1. Other operating income

This saw an increase of R$5.6 million or 48.3% in the 2Q10 mainly due to the revenue generated through PURA and the transfer of resources made by the federal public entity OGU (Union General Budget) Sanitation is Life program.

5.2. Other operating expenses

This saw an increase of R$3.5 million, or 42.7% due to:

•         Increase of R$7.5 million resulting from write-offs of assets; and

•         Decrease of R$2.3 million for the destination of tax incentives occurred in the 2Q09.

6. Financial Income and Expenses

R$ million

	2Q09	2Q10	Variation	%
Financial expenses
Interest and charges on domestic loans and financing	94.8	124.3	29.5	31.1
Interest and charges on foreign loans and financing	15.2	11.8	(3.4)	(22.4)
Interest on court-ordered indemnities, net of provisions	33.9	45.3	11.4	33.6
Other financial expenses	8.6	13.6	5.0	58.1
Total financial expenses	152.5	195.0	42.5	27.9
Financial income	42.5	48.3	5.8	13.6
Financial expenses, net of income	110.0	146.7	36.7	33.4

In the 2Q10 there was an increase of R$42.5 million, or 27.9%, described as follows:

•         Increase in interests of R$29.5 million, in loans and financings due to the 10th issuance of debentures occurred in November, 2009, to the 11th issuance of debentures occurred in March, 2010, 12th issuance of debentures occurred in June, 2010 and to the new contracts with Caixa Economica Federal executed in May, 2010; and

•         Interests on judicial proceedings in the amount of R$11.4 million.

6.2. Financial income

Page: 71

The financial income presented an increase of R$5.8 million, resulting from higher volume of financial investments.

7. Income and expenses with monetary variation

R$ million

	2Q09	2Q10	Variation	%
Monetary variation on loans and financing	0.8	22.8	22.0	-
Exchange variation on loans and financing	(237.8)	14.2	252.0	(106.0)
Other monetary variations	5.8	2.5	(3.3)	(56.9)
Positive monetary variations	(231.2)	39.5	270.7	(117.1)
Negative monetary variations	14.0	47.6	33.6	240.0
Net monetary variations	(245.2)	(8.1)	237.1	(96.7)

7.1. Expenses with monetary variation

The effect of foreign exchange income in the 2Q10 was R$270.7 million higher than the same period of last year. This variance is due to:

•         The foreign exchange on external loans and financings generated a negative impact in the amount of R$252.0 million resulting from the 1.2% appreciation of the North-American dollar in the 2Q10 versus a 15.7% depreciation in the 2Q09.

•         The monetary variations on internal loans and financings presented R$22.0 million increase, due mainly to:

•         R$23.3 million increase due to the positive variation of the IGPM by 2.84% in the 2Q10 versus a negative variance of 0.32% in the previous period; and

•         R$1.3 million reduction of the TR in the 2Q10 of 0.11%, as compared with the previous period of 0.16%.

•         Other monetary variances on indemnification of judicial law suits with increase of R$3.3 million.

7.2. Income from monetary variance

The income from monetary variance presented an increase of R$33.6 million as a result from the following factors:

•         Restatement referring to parcel payment agreements of tariff debts with clients in the amount of R$5.0 million;

•         Restatement of deposits referring to judicial proceedings in the amount of R$7.8 million; and

•         Monetary variation referring to the funding of the 11th issuance of debentures in the amount of R$20.6 million, caused by the change in the UP (Unit Price) value between the issuance date and the effective settlement.

Page: 72

8. Operating Indicators

Sabesp continues to work strongly towards fighting losses of water, with the constant reduction of the loss index, which went from 26.7% in the 2Q09 to 25.8% in the 2Q10.

Operational Indicators	2Q09	2Q10	Variation %
Water connections (1)	7,037	7,207	2.4
Sewage connections (1)	5,427	5,609	3.4
Population directly served by water supply (2)	23.2	23.4	0.9
Population served by sewage collection (2)	19.3	19.7	2.1
Number of employees	15,834	15,095	(4.7)
Water volume produced (3)	1,423.8	1,463.3	2.8
Water loss (%)	26.7	25.8	(3.4)

(1) In 1,000 units at the end of the period

(2) In millions of inhabitants at the end of the period. Wholesale supply not included.

(3) In million of m3 accumulated at the end of period.

* Not audited

Page: 73

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law 06/30/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the Company’s performance.

Page: 74

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,443.40
14 - AMOUNT ISSUED (Million Reais)	259,696
15 - NO. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2010

Page: 75

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,273.39
14 - AMOUNT ISSUED (Million Reais)	445,686
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2010

Page: 76

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/029
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI + 2.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,024.52
14 - AMOUNT ISSUED (Million Reais)	102,452
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2010

Page: 77

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/030
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IPCA + 12.87%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,185.53
14 - AMOUNT ISSUED (Million Reais)	142,263
15 - NO. OF SECURITIES ISSUED (UNIT)	120,000
16 - OUTSTANDING SECURITIES (UNIT)	120,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2010

Page: 78

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	11/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	TJLP + 1.92%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,779,471.00
14 - AMOUNT ISSUED (Million Reais)	77,825
15 - NO. OF SECURITIES ISSUED (UNIT)	28
16 - OUTSTANDING SECURITIES (UNIT)	28
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	08/15/2010

Page: 79

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	06
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	12/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	IPCA + 9.53%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,901,656.00
14 - AMOUNT ISSUED (Million Reais)	87,049
15 - NO. OF SECURITIES ISSUED (UNIT)	30
16 - OUTSTANDING SECURITIES (UNIT)	30
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	11/15/2010

Page: 80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	07
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	11/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	TJLP + 1.92%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,779,471.00
14 - AMOUNT ISSUED (Million Reais)	116,737
15 - NO. OF SECURITIES ISSUED (UNIT)	42
16 - OUTSTANDING SECURITIES (UNIT)	42
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	08/15/2010

Page: 81

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	08
2 - ORDER No.	11
3 - REGISTRATION Nº. AT CVM	CVM/SER/DEB/2010/015
4 - REGISTRATION DATE AT CVM	04/21/2010
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2010
9 - MATURITY DATE	03/01/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI+1.95%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,036.20
14 - AMOUNT ISSUED (Million Reais)	839,322
15 - NO. OF SECURITIES ISSUED (UNIT)	810,000
16 - OUTSTANDING SECURITIES (UNIT)	810,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2010

Page: 82

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	09
2 - ORDER No.	11
3 - REGISTRATION Nº. AT CVM	CVM/SER/DEB/2010/016
4 - REGISTRATION DATE AT CVM	04/21/2010
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2010
9 - MATURITY DATE	03/01/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI+1.40%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,034.33
14 - AMOUNT ISSUED (Million Reais)	418,903
15 - NO. OF SECURITIES ISSUED (UNIT)	405,000
16 - OUTSTANDING SECURITIES (UNIT)	405,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2010

Page: 83

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	10
2 - ORDER No.	12
3 - REGISTRATION Nº. AT CVM	NO REGISTRATION (CVM Instr. 476/09)
4 - REGISTRATION DATE AT CVM	06/23/2010
5 - SERIES ISSUED	UN
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/22/2010
9 - MATURITY DATE	06/01/2025
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	TR+9.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,002.47
14 - AMOUNT ISSUED (Million Reais)	501,235
15 - NO. OF SECURITIES ISSUED (UNIT)	500,000
16 - OUTSTANDING SECURITIES (UNIT)	500,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	07/01/2010

Page: 84

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law 06/30/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

20.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1.   CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at June 30, 2010
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,083	50.3%	114,508,083	50.3%
Management
Board of Directors	5,209	0	5,209	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,292	50.3%	114,513,292	50.3%

Outstanding Shares	113,323,331	49.7%	113,323,331	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at June 30, 2009
Shareholder	Number de Common Shares (In units)%		Number Total de Ações (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	5,210	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

Page: 85

2.   SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at June 30, 2010 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,083	50.3	114,508,083	50.3

3.      ARBITRATION COMMITMENT CLAUSE

The Company, its shareholders, Managers and member of the fiscal council undertake to resolve, by arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, effectiveness, interpretation, violation and its effects, of the provisions included in Law 6404/76, in its by-laws, in the norms issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as in other norms applicable to the operation of the capital markets in general, in addition to those contained in the Listing Regulation of the New Market, the Contract of Participation in the New Market and the Arbitration Regulation of the Arbitration Chamber of the Market, to be conducted with the Arbitration Chamber of the Market organized by BM&BOVESPA in accordance with the Regulation of such Chamber, observed the exception applicable to the unavailable rights.

Page: 86

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law 06/30/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

21.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED

Review Report of Independent
Accountants

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

1             We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) and subsidiary (parent company and consolidated), for the quarter ended June 30, 2010, comprising the balance sheets and the statements of income, of changes in shareholders’ equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2             Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiary.

3             Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4             As mentioned in Note 2, the CVM has approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC) to be effective as from 2010, which altered the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s management has opted to present its Quarterly Information by using the accounting standards adopted in Brazil until December 31, 2009. As required by said Resolution, Note 2 to the Quarterly Information discloses this fact and also provides a description of the main changes that may have an impact on the Company's year-end financial statements, as well as an estimate of their possible effects on shareholders' equity and results of operations.

Page: 87

5             As mentioned in Note 5, the Company and the Government of the State of São Paulo entered into an agreement to settle the so-called “uncontroversial amount”, referring to the reimbursement of payments related to retirement and pension plans paid by the Company, in the name and on account  of the Government of the State of São Paulo. The recovery of this asset may be influenced by: (a) the resolution of legal uncertainties caused by public action and legislative authorization related to the transfer of reservoirs to the Company, amounting to R$ 696,283 thousand, and (b) the financial collection of other amounts, amounting R$ 205,036 thousand.

São Paulo, August 6, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Contador CRC 1SP165875/O-6

Page: 88

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s mailing address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	PAID-IN CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEETS - ASSETS	4
02	02	BALANCE SHEETS - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 -STATEMENT OF CASH FLOWS	10
05	01	05 -STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2010 to 06/30/2010	12
05	02	05 -STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2010 to 06/30/2010	13
08	01	CONSOLIDATED BALANCE SHEETS - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEETS - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 -CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2010 to 06/30/2010	22
11	02	11 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2010 to 06/30/2010	23
06	01	EXPLANATORY NOTES	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	66
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER	74
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	75
20	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	85
21	01	REPORT ON THE LIMITED REVIEW	87

Page: 89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 25, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.